UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F	x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	x

(If “Yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82.)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TLEVISA	QUARTER: 03	YEAR: 2008
GRUPO TELEVISA, S.A.B.

BALANCE SHEETS AS OF SEPTEMBER 30, 2008 AND 2007
(Thousands of Mexican Pesos)	CONSOLIDATED

Final Printing

REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s01	TOTAL ASSETS	101,168,667	100	78,738,412	100

s02	CURRENT ASSETS	51,097,446	51	38,287,748	49
s03	CASH AND SHORT-TERM INVESTMENTS	33,312,674	33	24,702,992	31
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	8,867,586	9	6,557,522	8
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	2,688,317	3	2,202,052	3
s06	INVENTORIES	5,104,294	5	3,904,327	5
s07	OTHER CURRENT ASSETS	1,124,575	1	920,855	1
s08	LONG-TERM ASSETS	3,487,960	3	8,183,543	10
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,388,943	2	2,141,328	3
s11	OTHER INVESTMENTS	1,099,017	1	6,042,215	8
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	29,108,030	29	21,859,489	28
s13	LAND AND BUILDINGS	15,567,889	15	14,660,723	19
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	34,632,413	34	24,033,286	31
s15	OTHER EQUIPMENT	4,861,774	5	3,701,961	5
s16	ACCUMULATED DEPRECIATION	27,491,956	27	22,028,162	28
s17	CONSTRUCTION IN PROGRESS	1,537,910	2	1,491,681	2
s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,516,268	11	6,666,570	8
s19	OTHER ASSETS	5,958,963	6	3,741,062	5

s20	TOTAL LIABILITIES	57,275,631	100	41,654,628	100

s21	CURRENT LIABILITIES	9,834,345	17	7,146,436	17
s22	SUPPLIERS	5,351,194	9	3,625,078	9
s23	BANK LOANS	1,173,287	2	494,569	1
s24	STOCK MARKET LOANS	0	0	0	-
s103	OTHER LOANS WITH COST	106,612	0	96,428	0
s25	TAXES PAYABLE	617,585	1	576,562	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,585,667	5	2,353,799	6
s27	LONG-TERM LIABILITIES	32,050,554	56	23,353,922	56
s28	BANK LOANS	8,583,075	15	6,801,480	16
s29	STOCK MARKET LOANS	22,511,892	39	15,475,207	37
s30	OTHER LOANS WITH COST	955,587	2	1,077,235	3
s31	DEFERRED LIABILITIES	10,378,912	18	9,125,462	22
s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	5,011,820	9	2,028,808	5

s33	STOCKHOLDERS' EQUITY	43,893,036	100	37,083,784	100

s34	MINORITY INTEREST	5,134,554	12	2,329,426	6
s35	MAJORITY INTEREST	38,758,482	88	34,754,358	94
s36	CONTRIBUTED CAPITAL	14,608,894	33	14,815,514	40
s79	CAPITAL STOCK	10,060,950	23	10,267,570	28
s39	PREMIUM ON ISSUANCE OF SHARES	4,547,944	10	4,547,944	12
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	24,149,588	55	19,938,844	54
s42	RETAINED EARNINGS AND CAPITAL RESERVES	29,230,968	67	32,837,065	89
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	191,173	0	(5,642,892)	(15)
s80	SHARES REPURCHASED	(5,272,553)	(12)	(7,255,329)	(20)

BALANCE SHEETS
BREAKDOWN OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF
	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
S		Amount	%	Amount	%

s03	CASH AND SHORT-TERM INVESTMENTS	33,312,674	100	24,702,992	100
s46	CASH	32,124,134	96	649,771	3
s47	SHORT-TERM INVESTMENTS	1,188,540.0	4	24,053,221	97

s07	OTHER CURRENT ASSETS	1,124,575	100	920,855	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	1,124,575	100	920,855	100

s18	INTANGIBLE ASSETS AND DEFERRED CHARGES (NET)	11,516,268	100	6,666,570	100
s48	DEFERRED EXPENSES (NET)	4,384,742	38	3,587,793	54
s49	GOODWILL	7,131,526	62	3,078,777	46
s51	OTHER	0	0	0	0

s19	OTHER ASSETS	5,958,963	100	3,741,062	100
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s104	BENEFITS TO EMPLOYEES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	5,958,963	100	3,741,062	100

s21	CURRENT LIABILITIES	9,834,345	100	7,146,436	100
s52	FOREIGN CURRENCY LIABILITIES	3,360,996	34	2,499,898	35
s53	MEXICAN PESOS LIABILITIES	6,473,349	66	4,646,538	65

s26	OTHER CURRENT LIABILITIES WITHOUT COST	2,585,667	100	2,353,799	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	116,007	4	201,036	9
s89	ACCRUED INTEREST	403,777	16	216,205	9
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	1,578,869	61	1,585,234	67
s105	BENEFITS TO EMPLOYEES	487,014	19	351,324	15

s27	LONG-TERM LIABILITIES	32,050,554	100	23,353,922	100
s59	FOREIGN CURRENCY LIABILITIES	22,050,554	69	12,022,261	51
s60	MEXICAN PESOS LIABILITIES	10,000,000	31	11,331,661	49

s31	DEFERRED LIABILITIES	10,378,912	100	9,125,462	100
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	10,378,912	100	9,125,462	100

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	5,011,820	100	2,028,808	100
s66	DEFERRED TAXES	1,338,382	27	1,243,590	61
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	241,058	5	316,394	16
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	3,432,380	68	468,824	23

s79	CAPITAL STOCK	10,060,950	100	10,267,570	100
s37	CAPITAL STOCK (NOMINAL)	2,378,506	24	2,427,353	24
s38	RESTATEMENT OF CAPITAL STOCK	7,682,444	76	7,840,217	76

s42	RETAINED EARNINGS AND CAPITAL RESERVES	29,230,968	100	32,837,065	100
s93	LEGAL RESERVE	2,135,423	7	2,135,423	7
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	1,240,869	4
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	22,134,250	76	24,212,862	74
s45	NET INCOME FOR THE YEAR	4,961,295	17	5,247,911	16

s44	OTHER ACCUMULATED COMPREHENSIVE RESULTS	191,173	100	(5,642,892)	100
s70	ACCUMULATED MONETARY RESULTS	0	0	(35,186)	1
s71	RESULTS FROM HOLDING NON-MONETARY ASSETS	0	0	(2,527,907)	45
s96	CUMULATIVE RESULTS FROM FOREIGN CURRENCY TRANSLATION	(1,380,921)	(722)	(1,408,624)	25
s97	CUMULATIVE RESULTS FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECTS OF DEFERRED INCOME TAXES	0	0	(3,224,437)	57
s100	OTHER	1,572,094	822	1,553,262	(28)

BALANCE SHEETS
OTHER CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF
	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
S		Amount	Amount

s72	WORKING CAPITAL	41,263,101	31,141,312
s73	PENSIONS AND SENIORITY PREMIUMS	1,552,738	1,659,824
s74	EXECUTIVES (*)	40	33
s75	EMPLOYEES (*)	21,911	17,266
s76	WORKERS (*)	0	0
s77	OUTSTANDING SHARES (*)	328,536,674,076	331,525,116,741
s78	REPURCHASED SHARES (*)	19,426,338,555	23,583,963,390
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	1,208,206	375,698

(*) THESE CONCEPTS ARE STATED IN UNITS.

STATEMENTS OF INCOME
FROM JANUARY 1 TO SEPTEMBER 30, 2008 AND 2007	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	33,500,680	100	29,154,103	100
r02	COST OF SALES	17,787,766	53	14,805,985	51
r03	GROSS PROFIT	15,712,914	47	14,348,118	49
r04	GENERAL EXPENSES	5,343,969	16	4,470,657	15
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	10,368,945	31	9,877,461	34
r08	OTHER INCOME AND (EXPENSE), NET	(614,072)	(2)	(829,606)	(3)
r06	INTEGRAL RESULT OF FINANCING	(1,330,469)	(4)	(99,082)	(0)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	(436,780)	(1)	(523,108)	(2)
r48	NON-ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	7,987,624	24	8,425,665	29
r10	INCOME TAXES	2,217,183	7	2,446,261	8
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	5,770,441	17	5,979,404	21
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	5,770,441	17	5,979,404	21
r19	NET INCOME OF MINORITY INTEREST	809,146	2	731,493	3
r20	NET INCOME OF MAJORITY INTEREST	4,961,295	15	5,247,911	18

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
R		Amount	%	Amount	%

r01	NET SALES	33,500,680	100	29,154,103	100
r21	DOMESTIC	28,863,280	86	25,536,462	88
r22	FOREIGN	4,637,400	14	3,617,641	12
r23	TRANSLATED INTO DOLLARS (***)	423,952	1	326,109	1

r08	OTHER INCOME AND (EXPENSE), NET	(614,072)	100	(829,606)	100
r49	OTHER INCOME AND (EXPENSE), NET	(611,639)	100	(827,533)	100
r34	EMPLOYEES' PROFIT SHARING, CURRENT	2,433	(0)	2,073	(0)
r35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

r06	INTEGRAL RESULT OF FINANCING	(1,330,469)	100	(99,082)	100
r24	INTEREST EXPENSE	1,972,874	(148)	1,462,790	(1,476)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	(13,034)	13
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,085,856	(82)	1,314,542	(1,327)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(443,451)	33	231,191	(233)
r28	RESULTS FROM MONETARY POSITION	0	0	(168,991)	171

r10	INCOME TAXES	2,217,183	100	2,446,261	100
r32	INCOME TAX, CURRENT	2,551,922	115	2,794,900	114
r33	INCOME TAX, DEFERRED	(334,739)	(15)	(348,639)	(14)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

STATEMENTS OF INCOME
OTHER CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
R		Amount	Amount

r36	TOTAL SALES	35,968,835	31,327,362
r37	TAX RESULTS FOR THE YEAR	6,130,790	5,930,751
r38	NET SALES (**)	45,908,103	10,298,617
r39	OPERATING INCOME (**)	14,972,380	14,040,077
r40	NET INCOME OF MAJORITY INTEREST (**)	7,795,847	7,677,373
r41	NET CONSOLIDATED INCOME (**)	8,809,427	8,675,467
r47	OPERATIVE DEPRECIATION AND AMORTIZATION	3,105,784	2,328,257

(**)  RESTATED INFORMATION FOR THE LAST TWELVE MONTHS.

QUARTERLY STATEMENTS OF INCOME
FROM JULY 1 TO SEPTEMBER 30, 2008 AND 2007	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	12,459,006	100	10,580,320	100
rt02	COST OF SALES	6,414,682	51	5,165,853	49
rt03	GROSS PROFIT	6,044,324	49	5,414,467	51
rt04	GENERAL EXPENSES	2,068,265	17	1,555,419	15
rt05	INCOME (LOSS) AFTER GENERAL EXPENSES	3,976,059	32	3,859,048	36
rt08	OTHER INCOME AND (EXPENSE), NET	(69,111)	(1)	(33,398)	(0)
rt06	INTEGRAL RESULTS OF FINANCING	(586,297)	(5)	(26,769)	(0)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	(146,849)	(1)	(151,271)	(1)
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	3,173,802	25	3,647,610	34
rt10	INCOME TAXES	892,499	7	987,996	9
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	2,281,303	18	2,659,614	25
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	2,281,303	18	2,659,614	25
rt19	NET INCOME OF MINORITY INTEREST	214,285	2	259,844	2
rt20	NET INCOME OF MAJORITY INTEREST	2,067,018	17	2,399,770	23

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
RT		Amount	%	Amount	%

rt01	NET SALES	12,459,006	100	10,580,320	100
rt21	DOMESTIC	10,911,397	88	9,292,402	88
rt22	FOREIGN	1,547,609	12	1,287,918	12
rt23	TRANSLATED INTO DOLLARS (***)	124,446	1	117,054	1

rt08	OTHER INCOME AND (EXPENSE), NET	(69,111)	100	(33,398)	100
rt49	OTHER INCOME AND (EXPENSE), NET	(67,038)	97	(32,311)	97
rt34	EMPLOYEES' PROFIT SHARING, CURRENT	2,073	(3)	1,087	(3)
rt35	EMPLOYEES' PROFIT SHARING, DEFERRED	0	0	0	0

rt06	INTEGRAL RESULTS OF FINANCING	(586,297)	100	(26,769)	100
rt24	INTEREST EXPENSE	819,047	(140)	531,737	(1,986)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	304,515	(52)	463,303	(1,731)
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	(71,765)	12	201,889	(754)
rt28	RESULTS FROM MONETARY POSITION	0	0	160,224	599

rt10	INCOME TAXES	892,499	100	987,996	100
rt32	INCOME TAX, CURRENT	867,404	97	948,592	96
rt33	INCOME TAX, DEFERRED	25,095	3	39,404	4

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER.

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
RT		Amount	Amount

rt47	OPERATIVE DEPRECIATION AND AMORTIZATION	1,149,708	844,934

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO SEPTEMBER 30, 2008 AND 2007	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c01	CONSOLIDATED NET INCOME		5,979,404
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES		3,105,652
c03	RESOURCES FROM NET INCOME FOR THE YEAR		9,085,056
c04	RESOURCES PROVIDED OR USED IN OPERATION		(2,468,762)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES		6,616,294
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES		3,188,796
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES		(7,722,619)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES		(4,533,823)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES		6,215,464
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS		8,297,935
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD		16,405,057
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD		24,702,992

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS	CONSOLIDATED
(Thousands of Mexican Pesos)
Final Printing

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
C		Amount	Amount

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES		3,105,652
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR		2,328,257
c41	+ (-) OTHER ITEMS		777,395

c04	RESOURCES PROVIDED OR USED IN OPERATION		(2,468,762)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE		7,551,165
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES		(73,780)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE AND OTHER ASSETS		(520,730)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS		44,615
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES		(9,470,032)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES		3,188,796
c23	+ BANK FINANCING		11,348
c24	+ STOCK MARKET FINANCING		4,568,211
c25	+ DIVIDEND RECEIVED		0
c26	+ OTHER FINANCING		0
c27	(-) BANK FINANCING AMORTIZATION		(4,552)
c28	(-) STOCK MARKET FINANCING AMORTIZATION		(995,105)
c29	(-) OTHER FINANCING AMORTIZATION		(51,218)
c42	+ (-) OTHER ITEMS		(339,888)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES		(7,722,619)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK		0
c31	(-) DIVIDENDS PAID		(4,506,488)
c32	+ PREMIUM ON SALE OF SHARES		0
c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES		0
c43	+ (-) OTHER ITEMS		(3,216,131)

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES		6,215,464
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS		(2,613,661)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT		(2,428,590)
c36	(-) INCREASE IN CONSTRUCTION IN PROGRESS		0
c37	+ (-) SALE OF OTHER PERMANENT INVESTMENTS		0
c38	+ SALE OF TANGIBLE FIXED ASSETS		402,470
c39	+ (-) OTHER ITEMS		10,855,245

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
MAIN CONCEPTS	Final Printing
(Thousands of Mexican Pesos)
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

	OPERATING ACTIVITIES
e01	INCOME (LOSS) BEFORE INCOME TAXES	7,987,624
e02	+ (-) ITEMS NOT REQUIRING CASH	218,063
e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	4,013,282
e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	2,429,089
e05	CASH FLOW BEFORE INCOME TAX	14,648,058
e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(2,329,862)
e07	NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES	12,318,196

	INVESTING ACTIVITIES
e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(5,220,276)
e09	CASH IN EXCESS (REQUIRED) FOR FINANCING ACTIVITIES	7,097,920

	FINANCING ACTIVITIES
e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(932,756)
e11	NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	6,165,164
e12	TRANSLATION DIFFERENCES IN CASH AND CASH EQUIVALENTS	(4,439)
e13	CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	25,963,409
e14	CASH AND CASH EQUIVALENTS AT END OF PERIOD	32,124,134

STATEMENTS OF CASH FLOWS (INDIRECT METHOD)
ANALYSIS OF MAIN CONCEPTS	Final Printing
(Thousands of Mexican Pesos)
CONSOLIDATED

REF	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
E		Amount	Amount

e02	+ (-) ITEMS NOT REQUIRING CASH	218,063
e15	+ ESTIMATES FOR THE PERIOD	196,885
e16	+ PROVISIONS FOR THE PERIOD	-
e17	+ (-) OTHER UNREALIZED ITEMS	21,178

e03	+ (-) ITEMS RELATED TO INVESTING ACTIVITIES	4,013,282
e18	+ DEPRECIATION AND AMORTIZATION FOR THE PERIOD *	3,105,784
e19	(-) + GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT
e20	+ IMPAIRMENT LOSS	427,095
e21	(-) + EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	436,780
e22	(-) DIVIDENDS RECEIVED	-
e23	(-) INTEREST INCOME	-
e24	(-) + OTHER ITEMS	43,623

e04	+ (-) ITEMS RELATED TO FINANCING ACTIVITIES	2,429,089
e25	+ ACCRUED INTEREST	1,957,352
e26	+ (-) OTHER ITEMS	471,737

e06	CASH FLOWS PROVIDED OR USED IN OPERATION	(2,329,862)
e27	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	8,267,067
e28	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,387,944)
e29	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(668,502)
e30	+ (-) INCREASE (DECREASE) IN SUPPLIERS	667,896
e31	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(9,124,152)
e32	+ (-) INCOME TAXES PAID OR RETURNED	(84,227)

e08	NET CASH FLOWS FROM INVESTING ACTIVITIES	(5,220,276)
e33	- PERMANENT INVESTMENT IN SHARES	(847,680)
e34	+ DISPOSITION OF PERMANENT INVESTMENT IN SHARES	-
e35	- INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	(3,250,815)
e36	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	49,447
e37	- INVESTMENT IN INTANGIBLE ASSETS	(1,171,228)
e38	+ DISPOSITION OF INTANGIBLE ASSETS	-
e39	- OTHER PERMANENT INVESTMENTS	-
e40	+ DISPOSITION OF OTHER PERMANENT INVESTMENTS	-
e41	+ DIVIDEND RECEIVED	-
e42	+ INTEREST RECEIVED	-
e43	+ (-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	-
e44	+ (-) OTHER ITEMS	-

e10	NET CASH FLOWS FROM FINANCING ACTIVITIES	(932,756)
e45	+ BANK FINANCING	-
e46	+ STOCK MARKET FINANCING	5,252,135
e47	+ OTHER FINANCING	-
e48	(-) BANK FINANCING AMORTIZATION	(482,932)
e49	(-) STOCK MARKET FINANCING AMORTIZATION	(122,483)
e50	(-) OTHER FINANCING AMORTIZATION	(72,214)
e51	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	-
e52	(-) DIVIDENDS PAID	(2,229,973)
e53	+ PREMIUM ON ISSUANCE OF SHARES	-
e54	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	-
e55	- INTEREST EXPENSE	(1,871,316)
e56	- REPURCHASE OF SHARES	(1,073,944)
e57	+ (-) OTHER ITEMS	(332,029)
*  IN CASE THAT THIS AMOUNT IS DIFFERENT FROM THE R47 ACCOUNT, IT WILL HAVE TO EXPLAIN IN NOTES.

RATIOS
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
P		Amount	%	Amount	%

	YIELD
p01	NET INCOME TO NET SALES	17.22%		20.51%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	20.07%		23.39%
p03	NET INCOME TO TOTAL ASSETS (**)	8.71%		11.02%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	31.70%		50.48%
p05	RESULTS FROM MONETARY POSITION TO NET INCOME	0.00%		(2.83)%

	ACTIVITY
p06	NET SALES TO NET ASSETS (**)	0.45	times	0.13	times
p07	NET SALES TO FIXED ASSETS (**)	1.58	times	0.47	times
p08	INVENTORIES TURNOVER (**)	4.67	times	5.15	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	62	days	53	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.02%		8.02%

	LEVERAGE
p11	TOTAL LIABILITIES TO TOTAL ASSETS	56.61%		52.90%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.30	times	1.12	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	44.37%		34.86%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	110.11%		106.84%
p15	OPERATING INCOME TO INTEREST PAID	5.26	times	6.75	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.80	times	0.25	times

	LIQUIDITY
p17	CURRENT ASSETS TO CURRENT LIABILITIES	5.20	times	5.36	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	4.68	times	4.81	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.89	times	0.92	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	338.74%		345.67%

(**) FOR THESE RATIOS, THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

DATA PER SHARE
CONSOLIDATED
Final Printing

REF	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR
D		Amount		Amount

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$0.02		$0.02

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$0		$0

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$0		$0

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS
	PER COMMON SHARE (**)	$0.03		$0.03

d05	DISCONTINUED OPERATION EFFECT ON EARNING (LOSS)
	PER SHARE (**)	$0		$0

d08	CARRYING VALUE PER SHARE	$0.12		$0.10

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$0.01		$0.01

d10	DIVIDEND IN SHARES PER SHARE	0	shares	0	shares

d11	MARKET PRICE TO CARRYING VALUE	3.25	times	4.30	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	16.20	times	19.63	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0	times	0	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES
CONSOLIDATED
Final Printing

E13: "CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD". THIS LINE INCLUDES $483,868 OF CASH OF CABLEMÁS, S.A. DE C.V., A SUBSIDIARY THAT WAS CONSOLIDATED BY THE COMPANY BEGINNING JUNE 1, 2008.

__________________
(1)  THE REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED

Final Printing

			NUMBER OF SHARES				CAPITAL STOCK (Thousands of Mexican Pesos)

	NOMINAL	VALID	FIXED	VARIABLE		FREE
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	111,809,045,865	0	111,809,045,865	0	821,510	0
B	0.00000	0	51,826,199,809	0	51,826,199,809	0	384,584	0
D	0.00000	0	82,450,714,201	0	82,450,714,201	0	586,206	0
L	0.00000	0	82,450,714,201	0	0	52,450,714,201	586,206	0
TOTAL		328,536,674,076		0	246,085,959,875	52,450,714,201	2,378,506	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID CAPITAL STOCK ON THE DATE OF THE INFORMATION :	328,536,674,076

NOTES:

THE TABLE ABOVE REFLECTS OUTSTANDING SHARES PLUS THE SHARES REPURCHASED AND REPRESENTS THE TOTAL NUMBER OF SHARES ISSUED.   SEE NOTE 5 TO CONSOLIDATED FINANCIAL STATEMENTS.

EFFECTIVE MARCH 22, 2006, CHANGE FROM 20 TO 5 CPOS, REPRESENTING EACH GDS.

GENERAL DATA OF ISSUER

COMPANY'S NAME:	GRUPO TELEVISA, S.A.B.
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-24-94
INTERNET ADDRESS:	www.televisa.com.mx

TAX DATA OF THE ISSUER

COMPANY TAX CODE:	GTE901219GK3
ADDRESS:	AV. VASCO DE QUIROGA # 2000
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.

EXECUTIVE DATA
BMV POSITION:	CHAIRMAN OF THE BOARD
POSITION:	CHAIRMAN OF THE BOARD
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	GENERAL DIRECTOR
POSITION:	PRESIDENT AND CHIEF EXECUTIVE OFFICER
NAME:	SR. EMILIO FERNANDO AZCÁRRAGA JEAN
ADDRESS:	AV. CHAPULTEPEC # 28 PISO 1
NEIGHBORHOOD:	DOCTORES
ZIP CODE:	06724
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-20-00
FAX:	5261-20-00
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	FINANCE DIRECTOR
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	LIC. SALVI FOLCH VIADERO
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-80
FAX:	5261-20-39
E-MAIL:	sfolch@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING CORPORATE INFORMATION
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING SHARE REPURCHASE INFORMATION
POSITION:	DIRECTOR FINANCIAL OFFICER
NAME:	LIC. GUADALUPE PHILLIPS MARGAIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 3
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-21-35
FAX:	5261-25-24
E-MAIL:	gphilips@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR LEGAL MATTERS
POSITION:	VICE PRESIDENT - LEGAL AND GENERAL COUNSEL
NAME:	LIC. JOAQUÍN BALCÁRCEL SANTA CRUZ
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-33
FAX:	5261-25-46
E-MAIL:	jbalcarcel@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BMV POSITION:	RESPONSIBLE FOR SENDING RELEVANT EVENTS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	DIRECTOR OF INVESTOR RELATIONS
NAME:	LIC. MICHEL BOYANCE BALDWIN
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 4
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-24-45
FAX:	5261-24-94
E-MAIL:	ir@televisa.com.mx

BMV POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	EXTERNAL GENERAL COUNSEL
NAME:	LIC. RICARDO MALDONADO YÁÑEZ
ADDRESS:	MONTES URALES # 505, PISO 3
NEIGHBORHOOD:	LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5201-74-47
FAX:	5520-10-65
E-MAIL:	rmaldonado@macf.com.mx

BMV POSITION:	RESPONSIBLE FOR PAYMENT
POSITION:	DIRECTOR OF CORPORATE FINANCIAL INFORMATION
NAME:	C.P.C. JOSÉ RAÚL GONZÁLEZ LIMA
ADDRESS:	AV. VASCO DE QUIROGA # 2000 EDIFICIO A PISO 1
NEIGHBORHOOD:	SANTA FE
ZIP CODE:	01210
CITY AND STATE:	MÉXICO, D.F.
TELEPHONE:	5261-25-77
FAX:	5261-20-43
E-MAIL:	rglima@televisa.com.mx

BOARD OF DIRECTORS

POSITION:	PRESIDENT
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	EMILIO FERNANDO AZCÁRRAGA JEAN

POSITION:	DIRECTOR
NAME:	ALFONSO DE ANGOITIA NORIEGA

POSITION:	DIRECTOR
NAME:	JULIO BARBA HURTADO

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO BASTÓN PATIÑO

POSITION:	DIRECTOR
NAME:	MANUEL J. CUTILLAS COVANI

POSITION:	DIRECTOR
NAME:	GILBERTO PEREZALONSO CIFUENTES

POSITION:	DIRECTOR
NAME:	FERNANDO SENDEROS MESTRE

POSITION:	DIRECTOR
NAME:	BERNARDO GÓMEZ MARTÍNEZ

POSITION:	DIRECTOR
NAME:	CLAUDIO X. GONZÁLEZ LAPORTE

POSITION:	DIRECTOR
NAME:	ENRIQUE KRAUZE KLEINBORT

POSITION:	DIRECTOR
NAME:	ALEJANDRO QUINTERO ÍÑIGUEZ

POSITION:	DIRECTOR
NAME:	MARÍA ASUNCIÓN ARAMBURUZABALA LARREGUI

POSITION:	DIRECTOR
NAME:	CARLOS FERNÁNDEZ GONZÁLEZ

POSITION:	DIRECTOR
NAME:	JOSÉ ANTONIO FERNÁNDEZ CARBAJAL

POSITION:	DIRECTOR
NAME:	LORENZO H. ZAMBRANO TREVIÑO

POSITION:	DIRECTOR
NAME:	PEDRO ASPE ARMELLA

POSITION:	DIRECTOR
NAME:	ALBERTO BAILLERES GONZÁLEZ

POSITION:	DIRECTOR
NAME:	ROBERTO HERNÁNDEZ RAMÍREZ

POSITION:	DIRECTOR
NAME:	GERMÁN LARREA MOTA VELASCO

POSITION:	DIRECTOR
NAME:	ENRIQUE FRANCISCO J. SENIOR HERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JOAQUÍN BALCÁRCEL SANTA CRUZ

POSITION:	ALTERNATE DIRECTOR
NAME:	SALVI RAFAEL FOLCH VIADERO

POSITION:	ALTERNATE DIRECTOR
NAME:	JORGE AGUSTÍN LUTTEROTH ECHEGOYEN

POSITION:	ALTERNATE DIRECTOR
NAME:	RAFAEL CARABIAS PRÍNCIPE

POSITION:	ALTERNATE DIRECTOR
NAME:	FRANCISCO JOSÉ CHEVEZ ROBELO

POSITION:	ALTERNATE DIRECTOR
NAME:	LEOPOLDO GÓMEZ GONZÁLEZ BLANCO

POSITION:	ALTERNATE DIRECTOR
NAME:	FÉLIX JOSÉ ARAUJO RAMÍREZ

POSITION:	ALTERNATE DIRECTOR
NAME:	JUAN PABLO ANDRADE FRICH

POSITION:	ALTERNATE DIRECTOR
NAME:	LUCRECIA ARAMBURUZABALA LARREGUI

POSITION:	ALTERNATE DIRECTOR
NAME:	JOSÉ LUIS FERNÁNDEZ FERNÁNDEZ

POSITION:	ALTERNATE DIRECTOR
NAME:	RAUL MORALES MEDRANO

POSITION:	ALTERNATE DIRECTOR
NAME:	ALBERTO MONTIEL CASTELLANOS

POSITION:	ALTERNATE DIRECTOR
NAME:	HERBERT ALLEN III

POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	RICARDO MALDONADO YÁÑEZ

ANALYSIS OF INVESTMENTS IN SHARES SUBSIDIARIES
CONSOLIDATED
Final Printing

			NUMBER	%
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP

1	CORPORATIVO VASCO DE QUIROGA,	PROMOTION AND DEVELOPMENT OF
	S.A. DE C.V.	COMPANIES	109,713,505	100.00
2	CVQ ESPECTACULOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	17,816,698	100.00
3	DTH EUROPA, S.A.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,080,182	90.25
4	EDITORA FACTUM, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	836,701,334	100.00
5	EDITORIAL TELEVISA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	2,072,110	100.00
6	FACTUM MAS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	5,162,811,261	91.18
7	GRUPO DISTRIBUIDORAS INTERMEX,	DISTRIBUTION OF BOOKS
	S.A. DE C.V.	AND MAGAZINES	272,600,905	100.00
8	GT HOLDING, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	53	98.15
9	PAXIA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	98.00
10	PROMO-INDUSTRIAS	PROMOTION AND DEVELOPMENT OF
	METROPOLITANAS, S.A. DE C.V.	COMPANIES	5,202,931	100.00
11	SISTEMA RADIOPOLIS, S.A. DE C.V.	COMMERCIALIZATION OF
		RADIO PROGRAMMING	76,070,313	50.00
12	TELEPARABOLAS, S.L.	TV CABLE COMMERCIALIZATION	1,500	100.00
13	TELESISTEMA MEXICANO, S.A. DE C.V.	COMMERCIALIZATION OF TELEVISION	154,322,879	100.00
14	TELEVISA ARGENTINA, S.A.	COMMERCIAL OPERATION OF TELEVISION	2,241,972	96.76
15	TELEVISA JUEGOS, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	1,895,235	100.00
16	TELEVISA USA, S.A. DE C.V.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	49	98.00
17	TELEVISION INDEPENDIENTE DE	PROMOTION AND DEVELOPMENT OF
	MEXICO, S.A. DE C.V.	COMPANIES	38,777,677	100.00
18	TELEVISA PAY-TV VENTURE, INC.	PROMOTION AND DEVELOPMENT OF
		COMPANIES	2,000	100.00
19	CAPITALIZED INTEGRAL COST OF	FOR THE YEARS 1994, 1995, 1996 AND 1998	-	-
	FINANCING

ANALYSIS OF INVESTMENTS IN SHARES ASSOCIATES
CONSOLIDATED
Final Printing
					TOTAL AMOUNT
			NUMBER	%	(Thousands of Mexican Pesos)
	COMPANY NAME	MAIN ACTIVITIES	OF SHARES	OWNERSHIP	ACQUISITION	BOOK
					COST	VALUE

1	ARGOS COMUNICACION, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	33,000,000	30.00	137,000	52,619
2	PRODUCTORA Y COMERC. DE TV, S.A. DE C.V.	TV CABLE TRANSMISSION	49	33.70	49	54,172
3	CENTROS DE CONOCIMIENTO
	TECNOLOGICO, S.A. DE C.V.	EDUCATION	5,317,900	15.07	55,000	26,120
4	CONTROLADORA VUELA
	COMPAÑÍA DE AVIACIÓN, S.A. DE C.V.	CARRIER AIRLINE	15	25.00	451,126	291,970
5	DIBUJOS ANIMADOS MEXICANOS	PRODUCTION OF
	DIAMEX, S.A. DE C.V.	ANIMATED CARTOONS	1,735,560	49.00	4,384	835
6	EDITORIAL CLIO, LIBROS Y VIDEOS,	PUBLISHING AND PRINTING
	S.A. DE C.V.	OF BOOKS AND MAGAZINES	3,227,050	30.00	32,270	7,024
7	ENDEMOL MEXICO, S.A. DE C.V.	COMMERCIALIZATION OF
		TELEVISION PROGRAMMING	25,000	50.00	25	1,044
8	GESTORA DE INVERSIONES	COMMERCIALIZATION OF
	AUDIOVISUALES LA SEXTA, S.A.	TELEVISION PROGRAMMING	9,589,605	40.00	2,874,466	1,180,447
9	MAS FONDOS, S.A. DE C.V.	MUTUAL FUND DISTRIBUTION
		COMPANY	99,758	40.84	99,758	3,762
10	OCESA ENTRETENIMIENTO, S.A. DE	LIVE ENTERTAINMENT IN
	C.V.	MEXICO	14,100,000	40.00	1,062,811	417,238
11	TELEVISA EMI MUSIC, S.A DE C.V.	MUSIC RECORDING	25	50.00	25	(16,601)
12	TELEVISION INTERNACIONAL, S.A. DE C.V.	TV CABLE TRANSMISSION	4,343,399	50.00	1,028,822	363,962
13	TELEVISORA DEL YAQUI, S.A. DE C.V.	OPERATION AND/OR
		BROADCASTING OF T.V.	4,124,986	15.00	412	6,351
	TOTAL INVESTMENT IN ASSOCIATES				5,746,148	2,388,943
	OTHER PERMANENT INVESTMENTS					1,099,017
	TOTAL				5,746,148	3,487,960

CREDITS BREAK DOWN (Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
					AMORTIZATION OF CREDITS DENOMINATED IN PESOS (Thousands of $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY (Thousands of $)
	WITH FOREIGN	DATE OF	AMORTIZATION	INTEREST	TIME INTERVAL						TIME INTERVAL
CREDIT TYPE / INSTITUTION	INSTITUTION	CONTRACT	DATE	RATE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR

BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
BANAMEX, S.A.	NA	4/20/2006	4/20/2016	8.74						2,100,000
BANAMEX, S.A.	NA	10/22/2004	4/23/2012	10.35			500,000	500,000	1,000,000
SANTANDER SERFIN	NA	4/21/2006	4/21/2016	8.98						1,400,000
BANAMEX, S.A.	NA	5/17/2004	5/21/2009	9.70		1,162,460
JP MORGAN CHASE BANK, NA.	YES	12/21/2007	12/21/2012	3.71												2,461,163
BANK OF AMERICA	YES	3/31/2000	3/31/2010	5.70							137	411	27,747
LEASING DE COLOMBIA,S.A.	YES	6/28/2004	6/28/2009	13.79							21	202
LEASING BANCOLOMBIA, S.A.	YES	8/18/2007	12/10/2010	14.08							600	1,935	2,930	3,262
BANCO SANTANDER	YES	12/15/2007	12/15/2022	5.03							337	1,035	1,444	1,519	1,598	32,149
JP MORGAN CHASE BANK, NA.	YES	12/1/2007	12/19/2012	3.79												546,925
GE CAPITAL LEASING	YES	5/1/2007	4/10/2010	3.96							1,498	4,651	4,338

OTHER
TOTAL BANKS					-	1,162,460	500,000	500,000	1,000,000	3,500,000	2,593	8,234	36,459	4,781	1,598	3,040,237
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
HOLDERS	NA	5/9/2007	5/11/2037	8.93						4,500,000
HOLDERS	YES	9/14/2001	9/13/2011	8.41										787,036
HOLDERS	YES	3/11/2002	3/11/2032	8.94												3,281,550
HOLDERS	YES	3/18/2005	3/18/2025	6.97												6,563,100
HOLDERS	YES	5/6/2008	5/15/2018	6.00												5,469,250
HOLDERS	YES	11/15/2005	11/15/2015	9.38												1,910,956
SECURED
TOTAL STOCK MARKET					0	0	0	0	0	4,500,000	0	0	0	787,036	0	17,224,856
SUPPLIERS
VARIOUS	NA	9/29/2008	9/29/2009			2,914,031
VARIOUS	YES	9/29/2008	9/29/2009									2,437,163
TOTAL SUPPLIERS					0	2,914,031	0	0	0	0	0	2,437,163	0	0	0	0

OTHER LOANS WITH COST
(S103 AND S30)

VARIOUS	YES	9/8/2000	9/8/2015	11.50							25,520	81,092	119,538	134,034	150,288	551,727
TOTAL OTHER LOANS WITH COST					0	0	0	0	0	0	25,520	81,092	119,538	134,034	150,288	551,727

OTHER CURRENT LIABILITIES
WHITHOUT COST (S26)
VARIOUS	NA					1,857,857
VARIOUS	YES											727,810
TOTAL CURRENT LIABILITIES WHITHOUT COST					0	1,857,857	0	0	0	0	0	727,810	0	0	0	0

TOTAL					-	5,934,348	500,000	500,000	1,000,000	8,000,000	28,113	3,254,299	155,997	925,851	151,886	20,816,820

NOTES
   THE EXCHANGE RATES FOR THE CREDITS DENOMINATED  IN FOREIGN CURRENCY ARE AS FOLLOWS:

                                      $      10.9385   PESOS PER U.S. DOLLAR
                                                0.0052   PESOS PER COLOMBIAN PESO
                                                0.0204   PESOS PER CHILEAN PESO

MONETARY FOREIGN CURRENCY POSITION (Thousands of Mexican Pesos)
CONSOLIDATED
Final Printing
	DOLLARS (1)		OTHER CURRENCIES (1)		TOTAL
TRADE BALANCE	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS	THOUSANDS
	OF DOLLARS	OF PESOS	OF DOLLARS	OF PESOS	OF PESOS

MONETARY ASSETS	2,341,524	25,612,760	196,746	2,152,106	27,764,866

LIABILITIES POSITION	2,537,677	27,758,380	67,046	733,382	28,491,762

SHORT-TERM LIABILITIES POSITION	244,589	2,675,437	62,674	685,559	3,360,996

LONG-TERM LIABILITIES POSITION	2,293,088	25,082,943	4,372	47,823	25,130,766

NET BALANCE	(196,153)	(2,145,620)	129,700	1,418,724	(726,896)

NOTES
MONETARY ASSETS INCLUDE  U.S.$48,976 THOUSAND DOLLARS OF LONG-TERM TEMPORARY INVESTMENTS.

(1)   THE EXCHANGE RATES USED FOR TRANSLATION WERE AS FOLLOWS :
PS.  10.9385  PESOS PER U.S. DOLLAR
        15.4443  PESOS PER EURO
          3.5217  PESOS PER ARGENTINEAN PESO
          0.5229  PESOS PER URUGUAYAN PESO
        10.9385  PESOS PER PANAMANIAN BALBOA
          0.0204  PESOS PER CHILEAN PESO
          0.0052  PESOS PER COLOMBIAN PESO
          3.6755  PESOS PER PERUVIAN NUEVO SOL
          9.7642  PESOS PER SWISS FRANC
          5.0876  PESOS PER STRONG BOLIVAR
          5.7392  PESOS PER BRAZILIAN REAL

THE FOREIGN CURRENCY OF LONG-TERM  LIABILITIES FOR PS.25,130,766 IS REPORTED AS FOLLOWS:
REF. S27 LONG-TERM LIABILITIES                    PS.   22,050,554
REF. S69 OTHER LONG-TERM LIABILITIES     PS.     3,080,212

DEBT INSTRUMENTS
CONSOLIDATED
Final Printing

FINANCIAL RESTRICTIONS OF LONG-TERM DEBT SECURITIES

THE AGREEMENTS OF THE  U.S.$300 MILLION SENIOR NOTES (OF WHICH APPROXIMATELY U.S.$71.9 MILLION ARE OUTSTANDING AS OF SEPTEMBER 30, 2008), U.S.$500 MILLION SENIOR NOTES, U.S.$600 MILLION SENIOR NOTES, U.S.$300 MILLION SENIOR NOTES AND PS. 4,500 MILLION SENIOR NOTES ISSUED BY GRUPO TELEVISA, S.A.B. WITH MATURITY IN  2011, 2018, 2025, 2032 AND 2037, RESPECTIVELY, CONTAINS CERTAIN COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND ITS SUBSIDIARIES ENGAGED IN TELEVISION OPERATIONS TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS OR SIMILAR TRANSACTIONS.

THE AGREEMENT OF THE U.S.$175 MILLION SENIOR NOTES, ISSUED BY CABLEMÁS, S.A. DE C.V. ("CABLEMÁS"), WITH MATURITY IN 2015, CONTAINS CERTAIN COVENANTS THAT LIMIT  THE ABILITY OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES WITH RESPECT TO INDEBTEDNESS,  RESTRICTED PAYMENTS, DIVIDENDS, INVESTMENTS, ASSET SALES, AND CERTAIN MERGERS AND CONSOLIDATIONS.

COMPLIANCE OF FINANCIAL RESTRICTIONS

AT SEPTEMBER 30, 2008, THE GROUP WAS IN COMPLIANCE WITH THE FINANCIAL RESTRICTIONS OF THE CONTRACTS RELATED TO THE LONG-TERM SENIOR NOTES DESCRIBED ABOVE.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT	UTILIZATION
		CAPACITY	(%)

TELEVISION:		0	0

CORPORATIVO SANTA FE	HEADQUARTERS	0	0
TELEVISA SAN ANGEL	PRODUCTION AND BROADCASTING PROGRAMMING	0	0
TELEVISA CHAPULTEPEC	PRODUCTION AND BROADCASTING PROGRAMMING	0	0
REAL ESTATE	LAND AND UNOCCUPIED BUILDING,	0	0
	PARKING LOTS, ADMINISTRATIVE	0	0
	OFFICES, RADIO ANTENNAS	0	0
	TELEVISION STATION FACILITIES	0	0
TRANSMISSION STATIONS	BROADCAST STATIONS	0	0

PUBLISHING:		0	0

EDITORIALS	ADMINISTRATION, SALES, PRODUCTION,	0	0
	STORAGE AND DISTRIBUTION OF	0	0
	MAGAZINES AND NEWSPAPERS	0	0
RADIO:		0	0

SISTEMA RADIOPOLIS, S.A. DE C.V.	BROADCAST STATIONS	0	0

CABLE TELEVISION:		0	0

CABLEVISION, S.A. DE C.V.	CABLE TELEVISION, SIGNAL CONDUCTION	0	0
	AND TRANSMISSION EQUIPMENT	0	0
OTHER BUSINESSES:		0	0

IMPULSORA DEL DEPORTIVO-	SOCCER, SOCCER TEAMS, TRAINING	0	0
NECAXA, S.A. DE C.V. AND CLUB	FACILITIES, ADMINISTRATIVE OFFICES AND	0	0
DE FUTBOL AMERICA, S.A. DE C.V.	THE AZTECA STADIUM	0	0

NOTES

MAIN RAW MATERIALS
CONSOLIDATED
Final Printing
	MAIN		DOM.	COST
MAIN RAW	SUPPLIERS	ORIGIN	SUBST.	PRODUCTION
				(%)

PROGRAMS AND FILMS	ARTIFICE
	PRODUCCIONES,
	S.A.
	DE
	C.V.	DOMESTIC		0.03
	CHURUBUSCO,
	S.A. DE
	C.V.	DOMESTIC		0.12
	CINEMATO
	GRAFICA,
	RODRIGUEZ,
	S.A. DE
	C.V.	DOMESTIC		0.81
	DIANA
	INTERNACIONAL
	FILMS,
	S.A. DE
	C.V.	DOMESTIC		0.33
	DIRSOL
	S.A. DE
	C.V.	DOMESTIC		0.20
	DISTRIBUIDORA-
	ROMARI,
	S.A. DE
	C.V.	DOMESTIC		1.46
	GUSSI, S.A.
	DE C.V.	DOMESTIC		1.60
	GUSTAVO
	ALATRISTE
	RODRIGUEZ	DOMESTIC		0.05
	NUVISION, S.A.	DOMESTIC		2.39
	PELICULAS
	RODRIGUEZ,
	S.A.	DOMESTIC		0.80
	PELICULAS
	Y VIDEOS
	INTERNACIO-
	NALES	DOMESTIC		0.54
	PRODUCCIONES
	AGUILA,
	S.A. DE
	C.V.	DOMESTIC		0.12
	PROTELE,
	S.A. DE
	C.V.	DOMESTIC		3.28
	SECINE,
	S.A. DE
	C.V.	DOMESTIC		0.72
	UNICORNIO
	FILMS,
	S.A. DE
	C.V.	DOMESTIC		0.03
	OTHER			1.29
	ALFRED
	HABER
	DISTRIBUTION,
	INC.	FOREIGN	NO	0.37
	ALLIANCE ATLAN-
	TIS INTERNATIONAL
	DISTRIBUTION	FOREIGN	NO	1.55
	APOLLOPROMOVIE
	GMBH & CO	FOREIGN	NO	0.22
	APOLLOPROSCREEN
	GMBH & CO	FOREIGN	NO	0.44
	BUENAVISTA
	INTERNATIONAL,
	INC.	FOREIGN	NO	0.38
	CBS
	STUDIOS, INC.	FOREIGN	NO	1.69
	DREAM WORKS
	LLC.	FOREIGN	NO	0.35
	HALLMARK ENTER-
	TAINMENT	FOREIGN	NO	0.48
	INDEPENDENT
	INTERNATIONAL
	T.V. INC.	FOREIGN	NO	2.89
	LUCAS
	FILM, LTD.	FOREIGN	NO	0.18
	METRO GOLDWYN
	MAYER INTERNATI
	ONAL	FOREIGN	NO	1.90
	MTV NETWORKS
	A DIVISION OF
	VIACON, INT.	FOREIGN	NO	1.43
	MULTIFILMS
	BV	FOREIGN	NO	0.69
	SONY PICTURES
	TELEVISION
	INTERNATIONAL	FOREIGN	NO	12.95
	TELEMUNDO
	INTERNATIO
	NAL, LLC.	FOREIGN	NO	7.63
	TOEI
	ANIMATION
	CO., LTD	FOREIGN	NO	0.25
	TWENTIETH
	CENTURY
	FOX
	INTERNATIONAL	FOREIGN	NO	4.48
	UNIVERSAL
	STUDIOS INTER-
	NATIONAL, LLC.	FOREIGN	NO	18.49
	WARNER BROS.
	INTERNATIONAL
	TELEVISION	FOREIGN	NO	23.36
	OTHER			6.50
COAXIAL CABLE RG
MAYA 60	NACIONAL DE
	CONDUCTORES,
	S.A. DE C.V.	DOMESTIC		3.29
HILTI BOLT	HILTI MEXICANA,
	S.A. DE C.V.	FOREIGN	NO	0.01
SWITCH	CABLENETWORK
	MEXICO	FOREIGN	NO	0.01
TWO OUTLET DEVICE AC 200	TVC CORPORATION	FOREIGN	YES	0.02
DECODER	MOTOROLA, INC.	FOREIGN	NO	47.90
COUCHE PAPER	BULKLEY DUNTON	DOMESTIC		2.55
	MAG PAPER	DOMESTIC		0.09
	SUMINISTROS
	BROM, S.A.	DOMESTIC		0.40
	TORRAS PAPEL,
	S.A.	DOMESTIC		0.07
	PAPELES
	PLANOS, S.A.	DOMESTIC		0.21
	STORAM ENSON	FOREIGN	NO	7.87
	BULKLEY DUNTON	FOREIGN	NO	21.40
	M REAL	FOREIGN	YES	10.23
	MYLLIKOSKI
	PAPEL	FOREIGN	YES	3.50
	UPM	FOREIGN	NO	8.76
	BURGOS	FOREIGN	YES	2.32
PAPER AND IMPRESSION	PRODUCTORA CO-
	MERCIALIZADORA Y
	EDITORES DE LI-
	BROS , S.A. DE C.V.	DOMESTIC		6.82
	COMPAÑÍA
	EXCEL
	SERVI GRAFICA,
	S.A. DE
	C.V.	DOMESTIC		0.12
	OFFSET
	MULTICOLOR
	S.A.	DOMESTIC		11.30
	IMPRESOS MOINO	DOMESTIC		1.03
	LITOGRAFIA
	MAGNO GRAF,
	S.A. DE
	C.V.	DOMESTIC		0.32
	PROCESOS IND
	DE PAPEL, S.A.	DOMESTIC		0.31
	BARNICES PARA
	EDICIONES DE
	LIBROS, S.A.	DOMESTIC		1.14
	SERVICIOS PRO-
	FESIONALES
	DE IMPRESIÓN,
	S.A. DE C.V.	DOMESTIC		1.92
	METROCOLOR
	DE MEXICO, S.A.	DOMESTIC		0.45
	REPRODU
	CCIONES
	FOTOME
	CANICAS, S.A.	DOMESTIC		6.58
	GRÁFICA LA
	PRENSA, S.A.	DOMESTIC		0.15
	IMPRESORA
	Y EDITORA
	INFAGON,
	S.A.	DOMESTIC		0.29
	QUEBECOR
	WORLD
	MEXICO	DOMESTIC		0.60
	FORMADORES
	Y EDITORES
	DE LIBROS	DOMESTIC		1.14
	PRO-OFFSET EDI-
	TORIAL, LTDA.	FOREIGN	YES	0.35
	EDITORA
	GEMINIS	FOREIGN	YES	0.16
	EDITORES, S.A.	FOREIGN	YES	0.30
	EDITORIAL
	LA PATRIA,
	S.A.	FOREIGN	YES	6.07
	PRINTER COLOM-
	BINA, S.A.	FOREIGN	YES	1.23
	QUEBECOR	FOREIGN	YES	7.96
	RR DONNELLEY	FOREIGN	YES	1.99
	GRUPO
	OP
	GRAFICAS,
	S.A.	FOREIGN	YES	2.12
	ST.
	IVES	FOREIGN	NO	4.64
	COLOMBO
	ANDINA DE
	IMPRESOS	FOREIGN	YES	0.14

NOTES

SALES DISTRIBUTION BY PRODUCT

SALES
CONSOLIDATED
Final Printing
	NET SALES		MARKET SHARE (%)	MAIN
MAIN PRODUCTS	VOLUME (THOUSANDS)	AMOUNT		TRADEMARKS	CUSTOMERS

DOMESTIC SALES
INTERSEGMENT ELIMINATIONS		(839,526)

TELEVISION BROADCASTING:
ADVERTISED TIME SOLD (HALF HOURS)	4	14,295,326			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑÍA PROCTER & GAMBLE DE MEXICO, S. DE R. L. DE C.V.
					BIMBO, S.A. DE C.V.
					DANONE DE MEXICO, S.A. DE C.V.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					SABRITAS, S. DE R.L. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					MARCAS NESTLE, S.A DE C.V.
					MARKETING MODELO, S.A DE C.V.
					GENOMMA LAB INTERNACIONAL, S.A. DE C.V.
					KELLOGG COMPANY MEXICO, S. DE R.L. DE C.V.
OTHER INCOME		100,890			VARIOUS
PAY TELEVISION NETWORKS:
SALE OF SIGNALS		892,448			T.V. CABLE, S.A. DE C.V.
					CABLEVISION DE SALTILLO, S.A. DE C.V.
					MEGA CABLE, S.A. DE C.V.
					CABLEVISION RED, S.A.
					TELE CABLE DEL ESTADO DE MEXICO, S.A. DE C.V.
					TELEVISION INTERNACIONAL, S.A. DE C.V.
					TELEVICABLE DEL CENTRO, S.A. DE C.V.
					CABLE Y COMUNICACIÓN DE MERIDA, S.A. DE C.V.
					CABLE NET INTERNATIONAL, S.A. DE C.V.
					TELECABLE DE CHIHUAHUA, S.A. DE C.V.
ADVERTISED TIME SOLD		215,538			EL PALACIO DE HIERRO, S.A DE C.V.
					TOYOTA MOTORS SALE DE MEXICO,S. DE R.L. DE C.V.
					PEGASO, PCS, S.A. DE C.V.
					SUAVE Y FACIL, S.A. DE C.V.
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					CASA CUERVO, S.A. DE C.V.
					STARCOM WORDWIDE, S.A. DE C.V.
					ELI LILLY Y COMPAÑÍA DE MEXICO, S.A. DE C.V.
					GOODYEAR SERVICIOS COMERCIALES, S. DE R.L. DE C.V.
PUBLISHING:
MAGAZINE CIRCULATION	35,736	552,593		TV Y NOVELAS MAGAZINE,	GENERAL PUBLIC (AUDIENCE)
				MEN´S HEALTH MAGAZINE,	DEALERS
				VANIDADES MAGAZINE	COMMERCIAL CENTERS (MALLS)
				COSMOPOLITAN MAGAZINE
				NATIONAL GEOGRAPHIC MAGAZINE
				TU MAGAZINE
				SOLO PARA TI SANBORNS MAGAZINE
				SOY AGUILA MAGAZINE
				AUTOMOVIL PANAMERICANO MAGAZINE
				MUY INTERESANTE MAGAZINE
				BIG BANG MAGAZINE
				DISNEY PRINCESAS MAGAZINE
				COCINA FACIL MAGAZINE
PUBLISHING		631,712			FRABEL, S.A. DE C.V.
					KIMBERLY CLARK DE MEXICO, S.A. DE C.V.
					DILTEX, S.A. DE C.V.
					BIMBO, S.A. DE C.V.
					BAYER DE MEXICO, S.A. DE C.V.
					FABRICAS DE CALZADO ANDREA, S.A. DE C.V.
					SANBORN HERMANOS, S.A.
					THE COCA-COLA EXPORT CORPORATION SUCURSAL EN MEXICO
					TELEFONOS DE MEXICO, S.A.B. DE C.V.
					COMPAÑIA PROCTER & GAMBLE DE MEXICO, S. DE R.L DE C.V.
OTHER INCOME		21,912			VARIOUS
SKY :
DTH BROADCAST SATELLITE		6,312,901		SKY	SUBSCRIBERS
PAY PER VIEW		119,590
CHANNEL COMMERCIALIZATION		71,863			TELEFONOS DE MEXICO, S.A.B. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					L.G. ELECTRONICS MEXICO, S.A DE C.V.
					MICROSOFT MEXICO, S. DE R.L. DE C.V.
CABLE AND TELECOM:
DIGITAL SERVICE		2,342,082		CABLEVISION Y CABLEMAS	SUBSCRIBERS
INTERNET SERVICES		502,912
SERVICE INSTALLATION		25,458
PAY PER VIEW		25,793			STARCOM WORDWIDE, S.A. DE C.V.
CHANNEL COMMERCIALIZATION		87,797			COMBE DE MEXICO, S. DE R.L. DE C.V.
TELEPHONY		135,309			TELEFONOS DE MEXICO, S.A.B. DE C.V.
TELECOMMUNICATIONS		916,618
OTHER		26,575
OTHER BUSINESSES:
DISTRIBUTION, RENTALS, AND SALE
OF MOVIE RIGHTS		540,971			CINEPOLIS DEL PAÍS, S.A. DE C.V.
					CINEMAS DE LA REPUBLICA, S.A. DE C.V.
					OPERADORA DE CINEMAS, S.A. DE C.V.
					LATIN AMERICA MOVIE THEATRES, S.A. PI DE C.V.
					CINEMARK DE MEXICO, S.A. DE C.V.
					QUALITY FILMS, S. DE R.L. DE C.V.
					GENERAL PUBLIC (AUDIENCE)
SPECIAL EVENTS AND SHOW PROMOTION		346,024		CLUB DE FUTBOL AMERICA	GENERAL PUBLIC (AUDIENCE)
				ESTADIO AZTECA	FEDERACION MEXICANA DE FUTBOL, A.C.
INTERNET SERVICES		222,758		ESMAS.COM	RADIOMOVIL DIPSA, S.A. DE C.V.
					PEGASO PCS, S.A. DE C.V.
					MYALERCOM, S.A.
					IUSACELL, S.A. DE C.V.
					OPERADORA UNEFON, S.A. DE C.V.
GAMING		863,409		PLAY CITY	GENERAL PUBLIC (AUDIENCE)
				MULTIJUEGOS
ADVERTISED TIME SOLD IN RADIO		309,807			PEGASO, PCS, S.A. DE C.V.
					DISTRIBUIDORA KROMA, S.A. DE C.V.
					PROPIMEX, S.A.DE C.V.
					BBVA BANCOMER, S.A.
					UNILEVER DE MEXICO, S. DE R.L. DE C.V.
					COOPERATIVA LA CRUZ AZUL, S.C.L.
					CORPORACION NORTEAMERICANA, S.A. DE C.V.
PUBLISHING DISTRIBUTION:	8,475	142,520		MAESTRA DE PREESCOLAR MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				EL SOLITARIO MAGAZINE	DEALERS
				SUPER LIBRO DE COLOREAR MAGAZINE	COMMERCIAL CENTERS (MALLS)
				MEXICO DESCONOCIDO MAGAZINE
				ENTREPRENEUR MAGAZINE
				COLECCIONES RPP MAGAZINE
FOREIGN SALES
INTERSEGMENT ELIMINATIONS		(13,378)

TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		301,338			INITIATIVE MEDIA, INC.
					PDH/LA. USA
					MINDSHARE
					MEDIAEDGE, CIA.
					HORIZON MEDIA
					OMD/TBWA
OTHER INCOME		52,756			VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		359,913			DIRECTV LATIN AMERICA
					GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
					DIRECTV CHILE TELEVISION
					DIRECTV ARGENTINA
					ECHOSTAR SATELLITE CORPORATION
ADVERTISING TIME SOLD		45,275			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					SPHERE MARKETING
					CAPITAL MEDIA GROUP, INC.
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,701,460		TELEVISA	TVSBT CANAL 4 DE SAO PAULO, S.A.
				TELEVISA	ANTENA 3 DE TELEVISION, S.A.
				TELEVISA	TURNER BROADCASTING SYSTEM, INC.
PUBLISHING:
MAGAZINE CIRCULATION	44,069	687,214		T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				GENTE MAGAZINE	DEALERS
				PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
				VANIDADES MAGAZINE
				COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		662,801			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					POWER MEDIS GROUP
SKY:
DTH BROADCAST SATELLITE		245,331		SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		379,209			SUBSCRIBERS

OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		5,256		CLUB DE FUTBOL AMERICA
PUBLISHING DISTRIBUTION:	14,898	210,225		SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
				COLECCIONES RPP MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				T-REX MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
TOTAL		33,500,680

SALES DISTRIBUTION BY PRODUCT

FOREIGN SALES
CONSOLIDATED
Final Printing
	NET SALES			MAIN
MAIN PRODUCTS	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	CUSTOMERS
	(THOUSANDS)
FOREIGN SALES
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		72,551	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					MINDSHARE
OTHER INCOME		49,740	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		277,367	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA
			UNITED STATES OF AMERICA
PROGRAMMING EXPORT:
PROGRAMMING AND ROYALTIES		1,701,460	UNITED STATES OF AMERICA	TELEVISA	TVSBT CANAL 4 DE SAO PAULO , S.A.
			CENTRAL AMERICA	TELEVISA	ANTENA 3 DE TELEVISION, S.A.
			CARIBBEAN	TELEVISA	TURNER BROADCASTING SYSTEM, INC.
			EUROPE	TELEVISA
			SOUTH AMERICA	TELEVISA
			AFRICA	TELEVISA
			ASIA	TELEVISA
OTHER BUSINESSES:
SPECIAL EVENTS AND SHOW PROMOTION		5,256	UNITED STATES OF AMERICA	CLUB DE FUTBOL AMERICA
SUBSIDIARIES ABROAD
TELEVISION BROADCASTING:
ADVERTISING TIME SOLD		228,787	UNITED STATES OF AMERICA		INITIATIVE MEDIA, INC.
					PDH/LA. USA
					MINDSHARE
OTHER INCOME		3,016	UNITED STATES OF AMERICA		VARIOUS
PAY TELEVISION NETWORKS:
SALES OF SIGNALS		82,546	SPAIN		DIRECTV LATIN AMERICA
			ARGENTINA		GALAXY ENTERTAINMENT DE VZLA, C.A. DIRECTV
			CHILE		DIRECTV CHILE TELEVISION
			GUATEMALA		DIRECTV ARGENTINA
			COLOMBIA
			UNITED STATES OF AMERICA
ADVERTISING TIME SOLD		45,275			PLAY PUBLICIDAD, INC.
					ROMA RICCI CORPORATION
					CAPITAL MEDIA GROUP, INC.
PUBLISHING:
MAGAZINE CIRCULATION	44,069	687,214	GUATEMALA AND COSTA RICA	T.V. Y NOVELAS MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			UNITED STATES OF AMERICA	GENTE MAGAZINE	DEALERS
			PANAMA	PAPARAZZI MAGAZINE	COMMERCIAL CENTERS (MALLS)
			SOUTH AMERICA	VANIDADES MAGAZINE
			CENTRAL AMERICA	COSMOPOLITAN MAGAZINE
				TU MAGAZINE
				BILINKEN MAGAZINE
				PARA TI MAGAZINE
				CONDORITO MAGAZINE
PUBLISHING		662,801			PROCTER & GAMBLE
					L´OREAL
					UNILEVER ANDINA COLOMBIA LTDA
					POWER MEDIA GROUP
SKY:
DTH BROADCAST SATELLITE		245,331	CENTRAL AMERICA	SKY	SUBSCRIBERS
CABLE AND TELECOM:
TELECOMMUNICATIONS		379,209	UNITED STATES OF AMERICA		SUBSCRIBERS
PUBLISHING DISTRIBUTION:	14,898	210,225	PANAMA	SELECCIONES MAGAZINE	GENERAL PUBLIC (AUDIENCE)
			SOUTH AMERICA	COLECCIONES RPP MAGAZINE	DEALERS
				VEA MAGAZINE	COMMERCIAL CENTERS (MALLS)
				EL CUERPO HUMANO MAGAZINE
				EL FEDERAL MAGAZINE
				T-REX MAGAZINE
				SEMANA MAGAZINE
				TV GRAMA MAGAZINE
INTERSEGMENT ELIMINATIONS		(13,378)
TOTAL	58,967	4,637,400

PROJECTS INFORMATION (PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE)
CONSOLIDATED
Final Printing

MAJOR INVESTMENT PROJECTS OF GRUPO TELEVISA, S.A.B. AND ITS SUBSIDIARIES AT SEPTEMBER 30, 2008, INCLUDE THE FOLLOWING (MILLIONS OF U.S. DOLLARS AND MEXICAN PESOS):

DESCRIPTION	AUTHORIZED AMOUNT		EXERCISED AMOUNT		PROGRESS %

U.S. DOLLAR DENOMINATED PROJECTS:

DIGITALIZATION OF THE CABLE
TELEVISION NETWORK	U.S.$	76.8	U.S.$	55.3	72%

CONSTRUCTION IN PROGREES		23.5		23.1	98%

GAMING BUSINESS PROJECTS		8.2		3.3	40%

MEXICAN PESOS DENOMINATED PROJECTS:

GAMING BUSINESS PROJECTS	PS.	933.8	PS.	627.5	67%

INFORMATION TECHNOLOGY PROJECTS		27.0		22.5	83%

FOREIGN CURRENCY TRANSLATION (INFORMATION RELATED TO BULLETIN B-15)
CONSOLIDATED
Final Printing

MONETARY ASSETS AND LIABILITIES OF MEXICAN COMPANIES DENOMINATED IN FOREIGN CURRENCIES ARE TRANSLATED AT THE PREVAILING  EXCHANGE  RATE AT  THE  BALANCE SHEET DATE. RESULTING  EXCHANGE RATE DIFFERENCES ARE RECOGNIZED IN INCOME FOR THE YEAR, WITHIN INTEGRAL COST OF FINANCING.

ASSETS, LIABILITIES AND RESULTS OF OPERATIONS OF NON-MEXICAN SUBSIDIARIES ARE FIRST CONVERTED TO MEXICAN FRS, INCLUDING RESTATING TO RECOGNIZE THE EFFECTS OF INFLATION BASED ON THE INFLATION OF EACH FOREIGN COUNTRY, AND THEN TRANSLATED TO MEXICAN PESOS UTILIZING THE EXCHANGE  RATE  AS OF THE BALANCE SHEET DATE AT YEAR-END.  RESULTING TRANSLATION DIFFERENCES ARE RECOGNIZED IN EQUITY AS PART OF THE OTHER COMPREHENSIVE INCOME OR LOSS. ASSETS AND LIABILITIES OF NON-MEXICAN OPERATIONS THAT ARE INTEGRAL TO MEXICAN OPERATIONS ARE CONVERTED TO MEXICAN FRS AND TRANSLATED TO MEXICAN PESOS BY UTILIZING THE EXCHANGE RATE OF THE BALANCE SHEET DATE AT YEAR-END FOR MONETARY ASSETS AND LIABILITIES, WITH THE RELATED ADJUSTMENT INCLUDED IN NET INCOME, AND HISTORICAL EXCHANGE RATES FOR NON-MONETARY ITEMS.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CONSOLIDATED
Final Printing

MEXICO CITY, D.F., OCTOBER 23, 2008—GRUPO TELEVISA, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “TELEVISA” OR “THE COMPANY”), TODAY ANNOUNCED RESULTS FOR THIRD QUARTER 2008. THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (MEXICAN FRS).

WE RECOGNIZED THE EFFECTS OF INFLATION IN OUR FINANCIAL INFORMATION THROUGH DECEMBER 31, 2007. BEGINNING JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN FRS, WE NO LONGER RECOGNIZE SUCH EFFECTS IN OUR FINANCIAL REPORTING. ACCORDINGLY, WE ARE PRESENTING OUR RESULTS FOR THIRD QUARTER 2008 IN MILLIONS OF NOMINAL MEXICAN PESOS. ALSO, AS REQUIRED BY MEXICAN FRS, WE ARE PRESENTING OUR THIRD QUARTER 2007 RESULTS IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2007.

 WE ALSO PRESENT OUR THIRD QUARTER 2007 RESULTS IN NOMINAL TERMS TO PROVIDE ADDITIONAL COMPARISON WITH OUR THIRD QUARTER 2008 RESULTS. RESULTS ARE EXPLAINED COMPARING NOMINAL THIRD QUARTER FIGURES FOR EACH YEAR, AS FOLLOWS:

NET SALES	Ps. 10,295.1
OPERATING INCOME	3,714.9
OTHER EXPENSE, NET	32.7
INTEGRAL RESULT OF FINANCING, NET	26.2
EQUITY IN LOSSES OF AFFILIATES, NET	148.0
INCOME TAXES	966.9
CONSOLIDATED NET INCOME	2,541.1
MINORITY INTEREST NET INCOME	254.3
MAJORITY INTEREST NET INCOME	2,286.8

NET SALES

CONSOLIDATED NET SALES INCREASED 21% TO PS.12,459 MILLION IN THIRD QUARTER 2008 COMPARED WITH PS.10,295.1 MILLION IN THIRD QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO REVENUE GROWTH IN OUR CABLE AND TELECOM, TELEVISION BROADCASTING, SKY, PUBLISHING, OTHER BUSINESSES, AND PAY TELEVISION NETWORKS SEGMENTS.

OPERATING INCOME

CONSOLIDATED OPERATING INCOME INCREASED 7% TO PS.3,976.1 MILLION IN THIRD QUARTER 2008 COMPARED WITH PS.3,714.9 MILLION IN THIRD QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES, OPERATING EXPENSES, AND DEPRECIATION AND AMORTIZATION.

THE CHARGE FOR OPERATING DEPRECIATION AND AMORTIZATION WAS PS.1,149.7 MILLION AND PS.826.9 MILLION IN THIRD QUARTER OF 2008 AND 2007, RESPECTIVELY.

MAJORITY INTEREST NET INCOME

MAJORITY INTEREST NET INCOME DECREASED 9.6% TO PS.2,067 MILLION IN THIRD QUARTER 2008 COMPARED WITH PS.2,286.8 MILLION IN THIRD QUARTER 2007. THE NET DECREASE OF PS.219.8 MILLION REFLECTED A PS.560 MILLION INCREASE IN INTEGRAL COST OF FINANCING, AS WELL AS A PS.36.4 MILLION INCREASE IN OTHER EXPENSE, NET. THESE UNFAVORABLE CHANGES WERE PARTIALLY OFFSET BY I) A PS.261.2 MILLION INCREASE IN OPERATING INCOME; II) A PS.1.1 MILLION DECREASE IN EQUITY IN LOSSES OF AFFILIATES, NET; III) A PS.74.4 MILLION DECREASE IN INCOME TAXES; AND IV) A PS.39.9 MILLION DECREASE IN MINORITY INTEREST NET INCOME.

THIRD-QUARTER RESULTS BY BUSINESS SEGMENT IN NOMINAL TERMS

THE FOLLOWING INFORMATION PRESENTS THIRD-QUARTER RESULTS ENDED SEPTEMBER 30, 2008 AND 2007, FOR EACH OF OUR BUSINESS SEGMENTS. RESULTS FOR THE THIRD-QUARTER 2007 AND 2008 ARE PRESENTED IN MILLIONS OF NOMINAL MEXICAN PESOS.

OUR PUBLISHING DISTRIBUTION SEGMENT IS NOW INCLUDED UNDER OTHER BUSINESSES.

TELEVISION BROADCASTING

THIRD-QUARTER SALES INCREASED 6.1% TO PS.5,576.9 MILLION COMPARED WITH PS.5,256.2 MILLION IN THIRD QUARTER 2007. THIS INCREASE WAS DRIVEN BY STRONG RATINGS PRIMARILY IN PRIME TIME AND BY OUR BROADCAST OF THE 2008 OLYMPIC GAMES.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 4% TO PS.2,803.9 MILLION COMPARED WITH PS.2,696.4 MILLION IN THIRD QUARTER 2007, AND THE MARGIN WAS 50.3%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES RELATED PRIMARILY TO THE SUMMER OLYMPIC GAMES.

PAY TELEVISION NETWORKS

THIRD-QUARTER SALES INCREASED 14.3% TO PS.534.9 MILLION COMPARED WITH PS.468 MILLION IN THIRD QUARTER 2007. THIS INCREASE REFLECTS I) HIGHER REVENUES RESULTING FROM ADDITIONAL SUBSCRIBERS IN MEXICO, LATIN AMERICA, AND SPAIN; AND II) HIGHER ADVERTISING SALES.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 11.7% TO PS.335.2 MILLION COMPARED WITH PS.300.2 MILLION IN THIRD QUARTER 2007, AND THE MARGIN WAS 62.7%. THESE RESULTS WERE DRIVEN BY HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COST OF SALES AND OPERATING EXPENSES.

PROGRAMMING EXPORTS

THIRD-QUARTER SALES DECREASED 5.1% TO PS.551.9 MILLION COMPARED WITH PS.581.7 MILLION IN THIRD QUARTER 2007. THIS DECLINE WAS DRIVEN PRIMARILY BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN-CURRENCY DENOMINATED SALES AMOUNTING TO PS.24.1 MILLION. THIS WAS PARTIALLY OFFSET BY A 4.2% INCREASE IN ROYALTIES FROM UNIVISION, WHICH AMOUNTED TO US$37.3 MILLION FOR THE QUARTER.

THIRD-QUARTER OPERATING SEGMENT INCOME DECREASED 15.3% TO PS.238.3 MILLION COMPARED WITH PS.281.3 MILLION IN THIRD QUARTER 2007, AND THE MARGIN WAS 43.2%. THESE RESULTS WERE DRIVEN BY LOWER SALES THAT WERE PARTIALLY OFFSET BY LOWER OPERATING EXPENSES.

PUBLISHING

THIRD-QUARTER SALES INCREASED 11.1% TO PS.901.6 MILLION COMPARED WITH PS.811.6 MILLION IN THIRD QUARTER 2007. THIS REFLECTS I) AN INCREASE IN ADVERTISING AND MAGAZINE CIRCULATION SALES ABROAD DRIVEN MAINLY BY THE ACQUISITION OF EDITORIAL ATLÁNTIDA; AND II) HIGHER ADVERTISING SALES IN MEXICO. THIS WAS PARTIALLY OFFSET BY A DECREASE IN CIRCULATION SALES IN MEXICO AND BY A NEGATIVE TRANSLATION EFFECT ON FOREIGN CURRENCY-DENOMINATED SALES THAT AMOUNTED TO PS.12.9 MILLION.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 0.9% TO PS.160.1 MILLION, COMPARED WITH PS.158.7 MILLION IN THIRD QUARTER 2007; THE MARGIN WAS 17.8%. THESE RESULTS WERE DRIVEN BY HIGHER SALES, WHICH WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

SKY

THIRD-QUARTER SALES INCREASED 12.2% TO PS.2,296.6 MILLION COMPARED WITH PS.2,046.3 MILLION IN THIRD QUARTER 2007. THIS RESULT REFLECTS AN INCREASE IN THE SUBSCRIBER BASE IN MEXICO, CENTRAL AMERICA, AND THE DOMINICAN REPUBLIC. AS OF SEPTEMBER 30, 2008, THE NUMBER OF GROSS ACTIVE SUBSCRIBERS INCREASED TO 1,728,214 (INCLUDING 124,399 COMMERCIAL SUBSCRIBERS), COMPARED WITH 1,542,466 (INCLUDING 107,386 COMMERCIAL SUBSCRIBERS) AS OF SEPTEMBER 30, 2007. SKY CLOSED THE QUARTER WITH 87 THOUSAND SUBSCRIBERS IN CENTRAL AMERICA AND THE DOMINICAN REPUBLIC.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 14% TO PS.1,120.2 MILLION COMPARED WITH PS.982.3 MILLION IN THIRD QUARTER 2007, AND THE MARGIN INCREASED TO 48.8%. THESE RESULTS REFLECT HIGHER SALES THAT WERE PARTIALLY OFFSET BY HIGHER COST OF SALES AND OPERATING EXPENSES.

CABLE AND TELECOM

THIRD-QUARTER SALES INCREASED 229.5% TO PS.1,980.9 MILLION COMPARED WITH PS.601.1 MILLION IN THIRD QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO I) A 23.1% INCREASE IN SALES OF CABLEVISIÓN, DRIVEN MAINLY BY AN INCREASE IN REVENUE GENERATING UNITS (RGUS); II) THE CONSOLIDATION OF CABLEMÁS AND III) THE CONSOLIDATION OF BESTEL, WHICH GENERATED SALES OF PS.448.2 MILLION.

THIRD-QUARTER OPERATING SEGMENT INCOME INCREASED 208.9% TO PS.674.7 MILLION COMPARED WITH PS.218.4 MILLION IN THIRD QUARTER 2007, AND THE MARGIN WAS 34.1%. THESE RESULTS REFLECTED HIGHER SALES THAT WERE PARTIALLY OFFSET BY AN INCREASE IN COSTS AND EXPENSES RELATED TO BESTEL AND CABLEMÁS. BESTEL GENERATED OPERATING SEGMENT INCOME OF PS.80.6 MILLION DURING THE QUARTER.

THE SUBSCRIBER BASE OF CABLEVISIÓN OF VIDEO, INTERNET AND TELEPHONY AS OF SEPTEMBER 30, 2008, AMOUNTED TO 580,761, 189,259 AND 38,352, RESPECTIVELY.

THE SUBSCRIBER BASE OF CABLEMÁS OF VIDEO, INTERNET AND TELEPHONY AS OF SEPTEMBER 30, 2008, AMOUNTED TO 821,191, 235,422 AND 73,284, RESPECTIVELY.

IN THIRD QUARTER 2008, THE SALES OF CABLEVISIÓN AND CABLEMÁS AMOUNTED TO PS.739.8 MILLION AND PS.792.9 MILLION, RESPECTIVELY.

IN THIRD QUARTER 2008, THE OPERATING SEGMENT INCOME OF CABLEVISIÓN AND CABLEMÁS AMOUNTED TO PS.317.3 MILLION AND PS.276.8 MILLION, RESPECTIVELY.

OTHER BUSINESSES

THIRD-QUARTER SALES INCREASED 9.1% TO PS.929.5 MILLION COMPARED WITH PS.851.6 MILLION IN THIRD QUARTER 2007. THIS INCREASE WAS ATTRIBUTABLE TO HIGHER SALES IN OUR GAMING, RADIO, AND PUBLISHING DISTRIBUTION BUSINESSES, WHICH WERE PARTIALLY OFFSET BY A DECREASE IN SALES IN OUR SOCCER, INTERNET, AND FEATURE-FILM DISTRIBUTION BUSINESSES.

THIRD-QUARTER OPERATING SEGMENT LOSS INCREASED TO PS.55.4 MILLION COMPARED WITH A LOSS OF PS.10.1 MILLION IN THIRD QUARTER 2007, REFLECTING HIGHER COST OF SALES THAT WERE PARTIALLY OFFSET BY HIGHER SALES AND LOWER OPERATING EXPENSES.

INTERSEGMENT SALES

INTERSEGMENT SALES FOR THE THIRD QUARTER 2008 AND 2007, AMOUNTED TO PS.313.3 MILLION AND PS.321.4 MILLION, RESPECTIVELY.

CORPORATE EXPENSES

SHARE-BASED COMPENSATION EXPENSE IN THIRD QUARTER 2008 AND 2007 AMOUNTED TO PS.90.2 MILLION AND PS.37 MILLION, RESPECTIVELY, AND WAS ACCOUNTED FOR AS CORPORATE EXPENSE. SHARE-BASED COMPENSATION EXPENSE IS MEASURED AT FAIR VALUE AT THE TIME THE EQUITY BENEFITS ARE GRANTED TO OFFICERS AND EMPLOYEES AND IS RECOGNIZED OVER THE VESTING PERIOD IN MAJORITY STOCKHOLDERS’ EQUITY.

NON-OPERATING RESULTS IN NOMINAL TERMS

OTHER EXPENSE, NET

OTHER EXPENSE, NET, INCREASED BY PS.36.4 MILLION, TO PS.69.1 MILLION IN THIRD QUARTER 2008, AND COMPRISES PRIMARILY PROFESSIONAL SERVICES AND DONATIONS. LAST YEAR’S OTHER EXPENSE, NET BENEFITED FROM A GAIN ON DISPOSITION OF INVESTMENT IN THE AMOUNT OF PS.46.2 MILLION.

INTEGRAL COST OF FINANCING

THE NET EXPENSE ATTRIBUTABLE TO INTEGRAL COST OF FINANCING INCREASED BY PS.560 MILLION TO PS.586.2 MILLION IN THIRD QUARTER 2008 FROM PS.26.2 MILLION IN THIRD QUARTER 2007. THIS INCREASE REFLECTED PRIMARILY I) A PS.298.7 MILLION INCREASE IN INTEREST EXPENSE, DUE PRIMARILY TO A HIGHER PRINCIPAL AMOUNT OF LONG-TERM DEBT IN THIRD QUARTER 2008; II) A PS.148.8 MILLION DECREASE IN INTEREST INCOME EXPLAINED PRIMARILY BY A REDUCTION OF INTEREST RATES APPLICABLE TO FOREIGN CURRENCY TEMPORARY INVESTMENTS AND THE DECREASE OF INTEREST INCOME RESULTING FROM THE CONVERSION OF OUR NOTE INTO EQUITY OF CABLEMÁS IN MAY OF 2008; AND III) A PS.269.3 MILLION INCREASE IN FOREIGN-EXCHANGE LOSS RESULTING PRIMARILY FROM OUR NET MONETARY US DOLLAR LIABILITY POSITION, IN CONJUNCTION WITH A 6.03% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN THIRD QUARTER 2008 COMPARED WITH A NET MONETARY US DOLLAR ASSET POSITION IN CONJUNCTION WITH A 1.15% DEPRECIATION OF THE MEXICAN PESO AGAINST THE US DOLLAR IN THIRD QUARTER 2007. THESE UNFAVORABLE VARIANCES WERE PARTIALLY OFFSET BY THE ABSENCE OF A PS.156.8 MILLION LOSS FROM MONETARY POSITION RECOGNIZED IN THIRD QUARTER 2007, AS WE CEASED RECOGNIZING THE EFFECTS OF INFLATION BEGINNING ON JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES OF MEXICAN FRS.

EQUITY IN LOSSES OF AFFILIATES, NET

EQUITY IN LOSSES OF AFFILIATES, NET, DECREASED BY PS.1.1 MILLION, OR 0.7%, TO PS.146.9 MILLION IN THIRD QUARTER 2008 COMPARED WITH PS.148 MILLION IN THIRD QUARTER 2007. EQUITY IN LOSSES OF AFFILIATES, NET, COMPRISES MAINLY THE EQUITY IN LOSS OF OUR 40% INTEREST IN LA SEXTA.

INCOME TAXES

INCOME TAXES DECREASED BY PS.74.4 MILLION, OR 7.7%, TO PS.892.5 MILLION IN THIRD QUARTER 2008 FROM PS.966.9 MILLION IN THIRD QUARTER 2007. THIS DECREASE REFLECTS PRIMARILY A LOWER INCOME TAX BASE IN THIRD QUARTER 2008.

MINORITY INTEREST NET INCOME

MINORITY INTEREST NET INCOME DECREASED BY PS.39.9 MILLION, OR 15.7%, TO PS.214.4 MILLION IN THIRD QUARTER 2008, FROM PS.254.3 MILLION IN THIRD QUARTER 2007. THIS DECREASE REFLECTS PRIMARILY THE PORTION OF CONSOLIDATED NET INCOME ATTRIBUTABLE TO INTERESTS HELD BY MINORITY EQUITY OWNERS IN OUR SKY AND CABLE AND TELECOM SEGMENTS.

OTHER RELEVANT INFORMATION

CAPITAL EXPENDITURES AND INVESTMENTS

IN THIRD QUARTER 2008, WE INVESTED APPROXIMATELY US$137 MILLION IN PROPERTY, PLANT, AND EQUIPMENT AS CAPITAL EXPENDITURES, INCLUDING APPROXIMATELY US$79.5 MILLION FOR OUR CABLE AND TELECOM SEGMENT, US$26.3 MILLION FOR OUR SKY SEGMENT, US$8.3 MILLION FOR OUR GAMING BUSINESS, AND US$22.9 MILLION FOR OUR TELEVISION BROADCASTING SEGMENT AND OTHER BUSINESSES SEGMENT. IN ADDITION, WE MADE INVESTMENTS RELATED TO OUR 40% INTEREST IN LA SEXTA IN THE AGGREGATE AMOUNT OF €1.2 MILLION.

OUR CABLE AND TELECOM SEGMENT INCLUDES CAPITAL EXPENDITURES OF US$47.4 MILLION FOR CABLEMÁS, US$25 MILLION FOR CABLEVISIÓN AND US$7.1 MILLION FOR BESTEL.

DEBT AND SATELLITE TRANSPONDER LEASE OBLIGATION

ON SEPTEMBER 19, 2008, SKY RETIRED THE REMAINING PORTION OF ITS 2013 SENIOR NOTES FOR A CONSIDERATION OF US$11.2 MILLION PLUS ACCRUED INTEREST AND A PREMIUM OF 4.6875%. AS OF SEPTEMBER 30, 2008, SKY’S DEBT AMOUNTED TO PS.3,500 MILLION IN FIXED-RATE, PESO-DENOMINATED DIRECT BANK LOANS THAT EXPIRE IN 2016. SKY’S CASH AND TEMPORARY INVESTMENTS AS OF SEPTEMBER 30, 2008, AMOUNTED TO PS.4,954 MILLION, 53% OF WHICH IS INVESTED IN SHORT-TERM, DOLLAR-DENOMINATED INSTRUMENTS.

AMOUNTS AS OF SEPTEMBER 30, 2008, ARE STATED IN MILLIONS OF NOMINAL MEXICAN PESOS, AND AMOUNTS AS OF SEPTEMBER 30, 2007, ARE STATED IN MILLIONS OF MEXICAN PESOS IN PURCHASING POWER AS OF DECEMBER 31, 2007.

THE TOTAL CONSOLIDATED DEBT AMOUNTED TO PS.32,268.3 MILLION AND PS.22,771.3 MILLION AS OF SEPTEMBER 30, 2008 AND 2007, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF LONG-TERM DEBT IN THE AMOUNT OF PS.1,173.3 MILLION AND PS.494.6 MILLION, RESPECTIVELY.

ADDITIONALLY, SKY HAD A SATELLITE TRANSPONDER LEASE OBLIGATION IN THE AMOUNT OF PS.1,062.2 MILLION AND PS.1,173.6 MILLION AS OF SEPTEMBER 30, 2008 AND 2007, RESPECTIVELY, WHICH INCLUDED A CURRENT PORTION OF PS.106.6 MILLION AND PS.96.4 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2008 AND 2007, OUR CONSOLIDATED NET CASH POSITION (CASH AND CASH EQUIVALENTS, TEMPORARY INVESTMENTS, AND LONG-TERM INVESTMENTS LESS TOTAL DEBT) WAS PS.1,924.3 MILLION AND PS.4,888 MILLION, RESPECTIVELY. LONG-TERM INVESTMENTS AS OF SEPTEMBER 30, 2008 AND 2007, AMOUNTED TO PS.880 MILLION AND PS.2,956.3 MILLION, RESPECTIVELY.

AS OF SEPTEMBER 30, 2008 OUR TOTAL DEBT AMOUNTED TO PS.32.3 BILLION, THIS INCLUDES DOLLAR-DENOMINATED DEBT OF US$1.9 BILLION DOLLARS. THE AVERAGE DURATION OF OUR DEBT IS 13.5 YEARS; WE HAVE NO SIGNIFICANT MATURITIES UNTIL 2012 AND ALMOST ALL OF OUR DEBT HAS FIXED INTEREST RATES. OUR CASH, SHORT-TERM AND LONG-TERM INVESTMENTS AS OF SEPTEMBER 30, 2008, AMOUNTED TO PS.34.2 BILLION, INCLUDING FOREIGN-DENOMINATED INVESTMENTS OF US$2.1 BILLION DOLLARS AND €81.4 MILLION EUROS.

REGISTRATION OF 6% SENIOR NOTES DUE 2018

IN AUGUST 2008, WE CONCLUDED THE EXCHANGE OF UNREGISTERED 6% SENIOR NOTES DUE 2018 FOR REGISTERED 6% SENIOR NOTES DUE 2018. AS A RESULT, APPROXIMATELY 99.9% OF THE SENIOR NOTES ISSUED IN SECOND QUARTER 2008, FOR AN AGGREGATE PRINCIPAL AMOUNT OF US$500 MILLION, WERE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.

SHARE BUYBACK PROGRAM

DURING THIRD QUARTER 2008, WE REPURCHASED APPROXIMATELY 9.6 MILLION CPOS IN THE AGGREGATE AMOUNT OF PS.460.9 MILLION.

TELEVISION RATINGS AND AUDIENCE SHARE

NATIONAL URBAN RATINGS AND AUDIENCE SHARE REPORTED BY IBOPE CONFIRM THAT, IN THIRD QUARTER 2008, TELEVISA CONTINUED TO DELIVER STRONG RATINGS AND AUDIENCE SHARES. DURING WEEKDAY PRIME TIME (19:00 TO 23:00, MONDAY TO FRIDAY), AUDIENCE SHARE AMOUNTED TO 74.5%; IN PRIME TIME (16:00 TO 23:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 71.9%; AND IN SIGN-ON TO SIGN-OFF (6:00 TO 24:00, MONDAY TO SUNDAY), AUDIENCE SHARE AMOUNTED TO 72.7%.

JOSE BASTÓN APPOINTED PRESIDENT OF TELEVISION AND CONTENT

MR. JOSÉ BASTÓN HAS BEEN APPOINTED PRESIDENT OF TELEVISION AND CONTENT, EFFECTIVE OCTOBER 20, 2008. MR. BASTÓN WILL CONTINUE TO OPERATE  OUR TELEVISION BUSINESSES,  AND CONTENT PRODUCTION. OUR INTERNET BUSINESS WILL REPORT TO BOTH MR. BASTÓN AND TO OUR EXECUTIVE VICE PRESIDENT, ALFONSO DE ANGOITIA.

OUTLOOK FOR 2008

FOR THE FULL YEAR, WE CONTINUE TO EXPECT TELEVISION BROADCASTING FULL-YEAR SALES AND OPERATING SEGMENT INCOME TO GROW BY APPROXIMATELY 4.5% IN NOMINAL TERMS.

ABOUT TELEVISA

GRUPO TELEVISA, S.A.B., IS THE LARGEST MEDIA COMPANY IN THE SPANISH-SPEAKING WORLD AND A MAJOR PARTICIPANT IN THE INTERNATIONAL ENTERTAINMENT BUSINESS. IT HAS INTERESTS IN TELEVISION PRODUCTION AND BROADCASTING, PRODUCTION OF PAY-TELEVISION NETWORKS, INTERNATIONAL DISTRIBUTION OF TELEVISION PROGRAMMING, DIRECT-TO-HOME SATELLITE SERVICES, CABLE TELEVISION AND TELECOMMUNICATION SERVICES, MAGAZINE PUBLISHING AND DISTRIBUTION, RADIO PRODUCTION AND BROADCASTING, PROFESSIONAL SPORTS AND LIVE ENTERTAINMENT, FEATURE-FILM PRODUCTION AND DISTRIBUTION, THE OPERATION OF AN INTERNET PORTAL, AND GAMING. GRUPO TELEVISA ALSO OWNS AN UNCONSOLIDATED EQUITY STAKE IN LA SEXTA, A FREE-TO-AIR TELEVISION VENTURE IN SPAIN.

DISCLAIMER

THIS ANNEX CONTAINS FORWARD-LOOKING STATEMENTS REGARDING THE COMPANY’S RESULTS AND PROSPECTS. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THESE STATEMENTS. THE FORWARD-LOOKING STATEMENTS IN THIS ANNEX SHOULD BE READ IN CONJUNCTION WITH THE FACTORS DESCRIBED IN “ITEM 3. KEY INFORMATION – FORWARD-LOOKING STATEMENTS” IN THE COMPANY’S ANNUAL REPORT ON FORM 20-F, WHICH, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN FORWARD-LOOKING STATEMENTS MADE IN THIS ANNEX AND IN ORAL STATEMENTS MADE BY AUTHORIZED OFFICERS OF THE COMPANY. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THEIR DATES. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

FINANCIAL STATEMENTS NOTES

CONSOLIDATED
Final Printing

GRUPO TELEVISA, S.A.B.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007
(IN THOUSANDS OF MEXICAN PESOS, EXCEPT PER CPO AND PER SHARE AMOUNTS)

1.        ACCOUNTING POLICIES:

THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO TELEVISA, S.A.B. (THE "COMPANY") AND ITS CONSOLIDATED ENTITIES (COLLECTIVELY, THE "GROUP"), AS OF SEPTEMEBER 30, 2008 AND 2007, AND FOR THE NINE MONTHS ENDED ON THOSE DATES, ARE UNAUDITED. IN THE OPINION OF MANAGEMENT, ALL ADJUSTMENTS (CONSISTING PRINCIPALLY OF NORMAL RECURRING ADJUSTMENTS) NECESSARY FOR A FAIR PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN INCLUDED THEREIN.

FOR PURPOSES OF THESE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, CERTAIN INFORMATION AND DISCLOSURES, NORMALLY INCLUDED IN FINANCIAL STATEMENTS PREPARED IN ACCORDANCE WITH MEXICAN FINANCIAL REPORTING STANDARDS (“MEXICAN FRS”), HAVE BEEN CONDENSED OR OMITTED. THESE CONDENSED CONSOLIDATED STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE GROUP'S CONSOLIDATED AND AUDITED FINANCIAL STATEMENTS AND NOTES THERETO FOR THE YEAR ENDED DECEMBER 31, 2007, WHICH INCLUDE, AMONG OTHER DISCLOSURES, THE GROUP'S MOST SIGNIFICANT ACCOUNTING POLICIES, WHICH HAVE BEEN APPLIED ON A CONSISTENT BASIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008, EXCEPT FOR THE MATTER DISCUSSED IN THE FOLLOWING PARAGRAPH.

THE GROUP RECOGNIZED THE EFFECTS OF INFLATION ON ITS CONSOLIDATED FINANCIAL STATEMENTS THROUGH DECEMBER 31, 2007. BEGINNING JANUARY 1, 2008, IN ACCORDANCE WITH THE GUIDELINES PROVIDED BY MEXICAN FRS NIF B-10, EFFECTS OF INFLATION, THE GROUP CEASED RECOGNIZING SUCH EFFECTS ON ITS FINANCIAL INFORMATION. ACCORDINGLY, THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2008, AND FOR THE NINE MONTHS ENDED ON THAT DATE, DO NOT RECOGNIZE THE EFFECTS OF INFLATION BEGINNING JANUARY 1, 2008, AND THE FINANCIAL STATEMENTS AS OF SEPTEMEBER 30, 2007, AND FOR THE NINE MONTHS ENDED ON THAT DATE ARE STATED IN MEXICAN PESOS OF PURCHASING POWER AS OF DECEMBER 31, 2007.

          EFFECTIVE JUNE 1, 2008, THE GROUP BEGAN CONSOLIDATING THE ASSETS, LIABILITIES AND RESULTS FROM OPERATIONS OF CABLEMÁS IN ITS CONSOLIDATED FINANCIAL STATEMENTS. BEFORE THAT DATE, THE GROUP ACCOUNTED FOR ITS INVESTMENT IN CABLEMÁS BY APPLYING THE EQUITY METHOD.

2.         PROPERTY, PLANT AND EQUIPMENT:

PROPERTY, PLANT AND EQUIPMENT AS OF SEPTEMBER 30, CONSISTED OF:

	2008		2007
BUILDINGS	Ps.	9,263,747	Ps.	8,824,696
BUILDING IMPROVEMENTS		1,755,585		1,707,208
TECHNICAL EQUIPMENT		32,842,523		22,234,331
SATELLITE TRANSPONDERS		1,789,890		1,798,955
FURNITURE AND FIXTURES		810,162		650,501
TRANSPORTATION EQUIPMENT		1,616,326		1,317,838
COMPUTER EQUIPMENT		2,435,286		1,733,622
		50,513,519		38,267,151
ACCUMULATED DEPRECIATION		(27,491,9566)		(22,028,1622)
		23,021,563		16,238,989
LAND		4,548,557		4,128,819
CONSTRUCTION AND PROJECTS IN PROGRESS		1,537,910		1,491,681
	Ps.	29,108,030	Ps.	21,859,489

DEPRECIATION CHARGED TO INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007, WAS PS.2,713,010 AND PS.2,048,162, RESPECTIVELY.

3.        LONG-TERM DEBT SECURITIES:

AS OF SEPTEMBER 30, THE GROUP'S CONSOLIDATED LONG-TERM DEBT SECURITIES OUTSTANDING WERE AS FOLLOWS:

	2008				2007
LONG-TERM DEBT SECURITIES	THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS		THOUSANDS OF U.S. DOLLARS		MEXICAN PESOS
8.0% SENIOR NOTES DUE 2011 (A)	U.S.$	71,951	Ps.	787,036	U.S.	71,951	Ps.	798,177
6.0% SENIOR NOTES DUE 2018 (A)		500,000		5,469,250		-		-
6.625% SENIOR NOTES DUE 2025 (A)		600,000		6,563,100		600,000		6,656,005
8.5% SENIOR NOTES DUE 2032 (A)		300,000		3,281,550		300,000		3,328,003
8.49% SENIOR NOTES DUE 2037 (A)		-		4,500,000		-		4,568,211
9.375% SENIOR NOTES DUE 2013		-		-		11,251		124,811
9.375% SENIOR GUARANTED NOTES DUE 2015 (B)		174,700		1,910,956		-		-
	U.S.$	1,646,651	Ps.	22,511,892	U.S.	983,202	Ps.	15,475,207

    (A) THESE SENIOR NOTES ARE UNSECURED OBLIGATIONS OF THE COMPANY, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF THE COMPANY, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE LIABILITIES OF THE COMPANY’S SUBSIDIARIES. INTEREST ON THE SENIOR NOTES DUE 2011, 2018, 2025, 2032 AND 2037, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 8.41%, 6.31%, 6.97% AND 8.94% PER ANNUM, RESPECTIVELY, AND IS PAYABLE SEMI-ANNUALLY. THESE SENIOR NOTES MAY NOT BE REDEEMED PRIOR TO MATURITY, EXCEPT IN THE EVENT OF CERTAIN CHANGES IN LAW AFFECTING THE MEXICAN WITHHOLDING TAX TREATMENT OF CERTAIN PAYMENTS ON THE SECURITIES, IN WHICH CASE THE SECURITIES WILL BE REDEEMABLE, AS A WHOLE BUT NOT IN PART, AT THE OPTION OF THE COMPANY. ALSO, THE COMPANY MAY, AT ITS OWN OPTION, REDEEM THE SENIOR NOTES DUE 2018, 2025 AND 2037, IN WHOLE OR IN PART, AT ANY TIME AT A REDEMPTION PRICE EQUAL TO THE GREATER OF THE PRINCIPAL AMOUNT OF THE SENIOR NOTES OR THE PRESENT VALUE OF FUTURE CASH FLOWS, AT THE REDEMPTION DATE, OF PRINCIPAL AND INTEREST AMOUNTS OF THE SENIOR NOTES DISCOUNTED AT A FIXED RATE OF COMPARABLE U.S. AND MEXICAN SOVEREIGN BONDS. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS COVENANTS THAT LIMIT THE ABILITY OF THE COMPANY AND CERTAIN RESTRICTED SUBSIDIARIES ENGAGED IN TELEVISION BROADCASTING, PAY TELEVISION NETWORKS AND PROGRAMMING EXPORTS, TO INCUR OR ASSUME LIENS, PERFORM SALE AND LEASEBACK TRANSACTIONS, AND CONSUMMATE CERTAIN MERGERS, CONSOLIDATIONS AND SIMILAR TRANSACTIONS. SUBSTANTIALLY ALL OF THE SENIOR NOTES DUE 2011, 2025, 2032 AND 2037 ARE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION. IN JULY 2008, THE COMPANY STARTED AN OFFER TO EXHANGE ALL OF THE UNREGISTERED SENIOR NOTES DUE 2018 FOR REGISTERED SENIOR NOTES DUE 2018 UNDER THE U.S. SECURITIES ACT OF 1933.

          (B) THESE SENIOR GUARANTEED NOTES ARE UNSECURED OBLIGATIONS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES AND ARE GUARANTEED BY SUCH RESTRICTED SUBSIDIARIES, RANK EQUALLY IN RIGHT OF PAYMENT WITH ALL EXISTING AND FUTURE UNSECURED AND UNSUBORDINATED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, AND ARE JUNIOR IN RIGHT OF PAYMENT TO ALL OF THE EXISTING AND FUTURE SECURED INDEBTEDNESS OF CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES TO THE EXTENT OF THE VALUE OF THE ASSETS SECURING SUCH INDEBTEDNESS. INTEREST ON THESE SENIOR NOTES, INCLUDING ADDITIONAL AMOUNTS PAYABLE IN RESPECT OF CERTAIN MEXICAN WITHHOLDING TAXES, IS 9.858%, AND IS PAYABLE SEMI-ANNUALLY. CABLEMÁS MAY, AT ITS OWN OPTION, REDEEM THESE SENIOR NOTES UP TO 35% OF THEIR AGGREGATE PRINCIPAL AMOUNT, AT ANY TIME BEFORE NOVEMBER 15, 2008, WITH PROCEEDS OF CERTAIN EQUITY OFFERINGS, ALSO, CABLEMÁS MAY REDEEM THESE SENIOR NOTES, IN WHOLE OR IN PART, AT ANY TIME BEFORE NOVEMBER 15, 2010, AT REDEMPTION PRICES PLUS ACCRUED AND UNPAID INTEREST. THE AGREEMENT OF THESE SENIOR NOTES CONTAINS CERTAIN COVENANTS RELATING TO CABLEMÁS AND ITS RESTRICTED SUBSIDIARIES, INCLUDING COVENANTS WITH RESPECT TO LIMITATIONS ON INDEBTEDNESS, PAYMENTS,  DIVIDENDS, INVESTMENTS, SALE OF ASSETS, AND CERTAIN MERGERS AND CONSOLIDATIONS. IN JULY 2008, CABLEMÁS PREPAID A PORTION OF THESE SENIOR NOTES IN THE PRINCIPAL AMOUNT OF U.S.$0.3 MILLION IN CONNECTION WITH A TENDER OFFER TO PURCHASE THESE SENIOR NOTES AT A PURCHASE PRICE OF 101% PLUS RELATED ACCRUED AND UNPAID INTEREST.

          IN AUGUST 2008, WE CONCLUDED AN EXCHANGE OF UNREGISTERED 6% SENIOR NOTES DUE 2018 FOR REGISTERED 6% SENIOR NOTES DUE 2018. AS A RESULT, APPROXIMATELY 99.9% OF THE SENIOR NOTES ISSUED IN SECOND QUARTER 2008, FOR AN AGGREGATE PRINCIPAL AMOUNT OF U.S.$500 MILLION, WERE REGISTERED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

          IN SEPTEMBER 2008, SKY PREPAID ALL OF THE OUTSTANDING SENIOR NOTES DUE 2013, IN THE PRINCIPAL AMOUNT OF U.S.$11.3 MILLION. THE TOTAL AGGREGATE AMOUNT PAID BY SKY IN CONNECTION WITH THIS PREPAYMENT WAS U.S.$12.6 MILLION, INCLUDING RELATED ACCRUED INTEREST AND PREMIUM OF 4.6875%.

4.        CONTINGENCIES

THERE ARE VARIOUS LEGAL ACTIONS AND OTHER CLAIMS PENDING AGAINST THE GROUP INCIDENTAL TO ITS BUSINESSES AND OPERATIONS. IN THE OPINION OF THE GROUP'S MANAGEMENT, NONE OF THESE PROCEEDINGS WILL HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP'S FINANCIAL POSITION OR RESULTS OF OPERATIONS.

5.        STOCKHOLDERS' EQUITY:

THE MAJORITY STOCKHOLDERS' EQUITY AS OF SEPTEMBER 30, IS ANALYZED AS FOLLOWS:

	2008				2007
	NOMINAL PESOS		RESTATED PESOS (1)		NOMINAL PESOS		RESTATED PESOS
CAPITAL STOCK ISSUED	Ps.	2,378,506	Ps.	10,060,950	Ps.	2,427,353	Ps.	10,267,570
ADDITIONAL PAID-IN CAPITAL		3,841,792		4,547,944		3,841,792		4,547,944
LEGAL RESERVE		1,197,574		2,135,423		1,197,574		2,135,423
RESERVE FOR REPURCHASE OF SHARES		—		—		451,293		1,240,869
UNAPPROPRIATED EARNINGS		14,959,071		19,523,986		11,599,406		21,678,818
CUMULATIVE GAIN ON EQUITY OF ASSOCIATES		3,516,529		4,182,358		3,318,359		4,087,306
CUMULATIVE EFFECT OF DEFERRED TAXES		—		—		(2,197,681)		(3,224,437)
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET		—		(1,380,921)		—		(3,971,717)
NET INCOME FOR THE PERIOD		—		4,961,295		—		5,247,911
SHARES REPURCHASED		(5,256,706)		(5,272,553)		(6,443,957)		(7,255,329)
TOTAL MAJORITY STOCKHOLDERS’ EQUITY			Ps.	38,758,482			Ps.	34,754,358

                  (1) RESTATEMENT WAS RECOGNIZED THROUGH DECEMBER 31, 2007 (SEE NOTE 1).

IN APRIL 2008, THE COMPANY’S STOCKHOLDERS APPROVED (I) THE PAYMENT OF A DIVIDEND IN THE AGGREGATE NOMINAL AMOUNT OF UP TO PS.2,276,340, WHICH CONSISTED OF NOMINAL PS.0.75 PER CPO AND  PS.0.00641025641 PER SHARE, NOT IN THE FORM OF A CPO, AND WAS PAID IN CASH IN MAY 2008 IN THE AGGREGATE AMOUNT OF PS.2,229,973; AND (II) THE CANCELLATION OF APPROXIMATELY 7,146.1 MILLION OF SHARES OF CAPITAL STOCK IN THE FORM OF APPROXIMATELY 61.1 MILLION CPOS, WHICH WERE REPURCHASED BY THE COMPANY IN  2007 AND 2008.

AS OF SEPTEMBER 30, 2008, THE NUMBER OF SHARES ISSUED, REPURCHASED AND OUTSTANDING IS PRESENTED AS FOLLOWS:

	ISSUED	REPURCHASED	OUTSTANDING
SERIES “A” SHARES	120,182,748,925	8,373,703,060	111,809,045,865
SERIES “B” SHARES	56,262,606,976	4,436,407,167	51,826,199,809
SERIES “D” SHARES	85,758,828,365	3,308,114,164	82,450,714,201
SERIES “L” SHARES	85,758,828,365	3,308,114,164	82,450,714,201
	347,963,012,631	19,426,338,555	328,536,674,076

     THE COMPANY’S SHARES REPURCHASED, AS WELL AS THEIR NET COST, AS OF SEPTEMBER 30, 2008, ARE PRESENTED AS A CHARGE TO STOCKHOLDERS’ EQUITY, AS FOLLOWS:

	A, B, D, AND L SHARES
	IN THE FORM OF CPOS	NOT IN THE FORM OF CPOS	TOTAL	NET COST
REPURCHASE PROGRAM (1)	1,298,337,300	-	1,298,337,300	PS. (543,934)
OWNED BY A COMPANY’S SUBSIDIARY (2)	2,995,487,469	537,563,559	3,533,051,028	(951,319)
ACQUIRED BY A COMPANY’S TRUST (3)	6,764,728,113	7,830,222,114	14,594,950,227	(3,493,995)
ADVANCES FOR ACQUISITION OF SHARES (4)	-	-	-	(283,305)
	11,058,552,882	8,367,785,673	19,426,338,555	PS. (5,272,553)

(1)	DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2008, THE COMPANY REPURCHASED 2,575,345,500 SHARES IN THE FORM OF 22,011,500 CPOS, IN THE AMOUNT OF PS.1,073,944.
(2)
DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2008, THE COMPANY’S SUBSIDIARY REPURCHASED 142,541,100 SHARES IN THE FORM OF 1,218,300 CPOS, IN THE AMOUNT OF PS.56,978, IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN. ALSO, IN MARCH AND JULY 2008 THE GROUP RELEASED 90,441,000 SHARES AND 148,898,880 SHARES, RESPECTIVELY, IN THE FORM OF 773,000 AND 1,272,640 CPOS, RESPECTIVELY, IN THE AMOUNT OF APPROXIMATELY PS.5,130 AND PS.19,697, RESPECTIVELY,  IN CONNECTION WITH THIS PLAN.

(3)
DURING THE NINE MONTHS ENDED SEPTEMBER 30, 2008, THE COMPANY REPURCHASED 365,800,500 SHARES IN THE FORM OF 3,126,500 CPOS, IN THE AMOUNT OF PS.154,932, IN CONNECTION WITH THE COMPANY’S LONG-TERM RETENTION PLAN. ALSO, IN JANUARY 2008, THE GROUP RELEASED 1,420,826,355 SHARES, IN THE FORM OF 12,143,815 CPOS, IN THE AMOUNT OF PS.119,460, IN CONNECTION WITH THIS PLAN.

(4)	IN CONNECTION WITH THE COMPANY’S STOCK PURCHASE PLAN AND LONG-TERM RETENTION PLAN.

THE GROUP ACCRUED IN MAJORITY STOCKHOLDERS’ EQUITY A SHARE-BASED COMPENSATION EXPENSE OF PS.148,022 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008, WHICH AMOUNT WAS REFLECTED IN CONSOLIDATED OPERATING INCOME AS AN ADMINISTRATIVE EXPENSE (SEE NOTE 11).

6.        RESERVE FOR REPURCHASE OF SHARES:

NO RESERVE FOR REPURCHASE OF SHARES IS OUTSTANDING AS OF SEPTEMBER 30, 2008. THE REMAINING BALANCE OF THE RESERVE FOR REPURCHASE OF SHARES IN THE AMOUNT OF PS.1,240,869 AS OF DECEMBER 31, 2007, WAS USED IN APRIL 2008, IN CONNECTION WITH THE CANCELLATION OF SHARES REPURCHASED BY THE COMPANY (SEE NOTE 5).

IN ACCORDANCE WITH THE MEXICAN SECURITIES LAW, ANY AMOUNT OF SHARES REPURCHASED AND HELD BY THE COMPANY SHOULD BE RECOGNIZED AS A CHARGE TO STOCKHOLDERS' EQUITY, AND ANY CANCELLATION OF SHARES REPURCHASED SHOULD BE RECOGNIZED AS A REDUCTION OF THE COMPANY'S CAPITAL STOCK ISSUED FOR AN AMOUNT PROPORTIONATE TO THE SHARES CANCELLED.

7.        INTEGRAL RESULT OF FINANCING:

INTEGRAL COST OF FINANCING FOR THE NINE MONTHS ENDED SEPTEMBER 30, CONSISTED OF:

	2008		2007
INTEREST EXPENSE (1)	Ps.	1,972,874	Ps.	1,475,824
INTEREST INCOME		(1,085,856)		(1,314,542)
FOREIGN EXCHANGE LOSS (GAIN), NET (2)		443,451		(231,191)
LOSS FROM MONETARY POSITION, NET (3)		-		168,991
	Ps.	1,330,469	Ps.	99,082

(1)
INTEREST EXPENSE INCLUDES IN 2008 AND 2007, A NET GAIN FROM RELATED DERIVATIVE CONTRACTS OF PS.43,265 AND PS.63,038, RESPECTIVELY, AND IN 2007, PS.13,034, DERIVED FROM THE UDI INDEX RESTATEMENT OF COMPANY’S UDI-DENOMINATED DEBT SECURITIES.

(2)	INCLUDES IN 2008 A NET LOSS FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.203,744 AND IN 2007 A NET GAIN FROM FOREIGN CURRENCY DERIVATIVE CONTRACTS OF PS.22,075.
(3)
IN 2007, THE LOSS FROM MONETARY POSITION REPRESENTED THE EFFECTS OF INFLATION, AS MEASURED BY THE NCPI IN THE CASE OF MEXICAN COMPANIES, OR THE GENERAL INFLATION INDEX OF EACH COUNTRY IN THE CASE OF FOREIGN SUBSIDIARIES, ON THE MONETARY ASSETS AND LIABILITIES AT THE BEGINNING OF EACH MONTH.

8.        DEFERRED TAXES:

THE DEFERRED INCOME TAX LIABILITY AS OF SEPTEMBER 30, WAS DERIVED FROM:

	2008		2007
ASSETS:
ACCRUED LIABILITIES	Ps.	601,717	Ps.	671,874
GOODWILL		1,017,575		794,604
TAX LOSS CARRYFORWARDS		906,268		1,323,792
ALLOWANCE FOR DOUBTFUL ACCOUNTS		301,781		282,209
CUSTOMER ADVANCES		1,303,850		1,105,958
OTHER ITEMS		241,617		194,880
		4,372,808		4,373,317
LIABILITIES:
INVENTORIES		(421,442)		(550,054)
PROPERTY, PLANT AND EQUIPMENT, NET		(1,566,312)		(960,998)
OTHER ITEMS		(1,539,956)		(1,137,239)
INNOVA		(525,164)		(909,068)
		(4,052,874)		(3,557,359)
DEFERRED-INCOME TAXES OF MEXICAN COMPANIES		319,934		815,958
DEFERRED TAX OF FOREIGN SUBSIDIARIES		763,907		(117,786)
ASSETS TAX		1,498,581		1,432,225
VALUATION ALLOWANCE		(3,920,804)		(3,373,987)
DEFERRED TAX LIABILITY OF CONTINUING OPERATIONS	Ps.	(1,338,382)	Ps.	(1,243,590)

9.        DISCONTINUED OPERATIONS:

NO DISCONTINUED OPERATIONS, AS DEFINED BY MEXICAN FRS BULLETIN C-15, IMPAIRMENT IN THE VALUE OF LONG-LIVED ASSETS AND THEIR DISPOSAL, ARE RECOGNIZED IN INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007.

10.        QUARTERLY NET RESULTS (HISTORICAL AND RESTATED):

THE QUARTERLY NET RESULTS FOR THE FOUR QUARTERS ENDED SEPTEMBER 30, 2008, ARE AS FOLLOWS:

	HISTORICAL NET RESULT (1)					RESTATED NET RESULT
QUARTER	ACCUMULATED		QUARTER		INDEX AT END OF PERIOD	ACCUMULATED		QUARTER
4/ 07	Ps.	8,082,463	Ps.	2,834,552	125.564	Ps.	8,082,463	Ps.	2,834,552
1/ 08		1,053,548		1,053,548	-		1,053,548		1,053,548
2/ 08		2,894,277		1,840,729	-		2,894,277		1,840,729
3/ 08		4,961,295		2,067,018	-		4,961,295		2,067,018

(1)	AS REPORTED IN EACH QUARTER.

11.  INFORMATION BY SEGMENTS:

 INFORMATION BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008 AND 2007, ARE AS FOLLOWS:

	TOTAL REVENUES		INTERSEGMENT REVENUES		CONSOLIDATED REVENUES		SEGMENT PROFIT (LOSS)
SEPTEMBER 2008:
TELEVISION BROADCASTING	Ps.	14,750,310	Ps.	312,059	Ps.	14,438,251	Ps.	7,025,175
PAY TELEVISION NETWORKS		1,513,174		401,186		1,111,988		948,386
PROGRAMMING EXPORTS		1,701,460		610		1,700,850		748,574
PUBLISHING		2,556,232		11,721		2,544,511		382,802
SKY		6,749,685		65,741		6,683,944		3,331,115
CABLE AND TELECOM		4,441,753		1,381		4,440,372		1,452,442
OTHER BUSINESSES		2,640,970		60,206		2,580,764		(79,677)
SEGMENT TOTALS		34,353,584		852,904		33,500,680		13,808,817
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(852,904)		(852,904)		-		(334,088)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(3,105,784)
CONSOLIDATED TOTALS	Ps.	33,500,680	Ps.	-	Ps.	33,500,680	Ps.	10,368,945	(1)

SEPTEMBER 2007:
TELEVISION BROADCASTING	Ps.	14,456,664	Ps.	342,647	Ps.	14,114,017	Ps.	6,961,083
PAY TELEVISION NETWORKS		1,337,036		384,798		952,238		821,761
PROGRAMMING EXPORTS		1,732,186		-		1,732,186		822,335
PUBLISHING		2,248,587		11,687		2,236,900		372,790
SKY		6,222,685		41,859		6,180,826		3,018,688
CABLE AND TELECOM		1,786,101		2,585		1,783,516		664,209
OTHER BUSINESSES		2,224,230		69,810		2,154,420		(178,687)
SEGMENT TOTALS		30,007,489		853,386		29,154,103		12,482,179
RECONCILIATION TO CONSOLIDATED AMOUNTS:
ELIMINATIONS AND CORPORATE EXPENSES		(853,386)		(853,386)		-		(276,461)
DEPRECIATION AND AMORTIZATION EXPENSE		-		-		-		(2,328,257)
CONSOLIDATED TOTALS	Ps.	29,154,103	Ps.	-	Ps.	29,154,103	Ps.	9,877,461	(1)

(1)	THIS TOTAL REPRESENTS CONSOLIDATED OPERATING INCOME.

          BEGINNING IN SEPTEMBER 2008, THE GROUP’S PUBLISHING DISTRIBUTION BUSINESS IS CLASSIFIED INTO THE OTHER BUSINESSES SEGMENT SINCE ITS OPERATIONS ARE NO LONGER SIGNIFICANT TO THE GROUP’S CONSOLIDATED FINANCIAL STATEMENTS TAKEN AS A WHOLE. BEFORE THAT DATE, THIS BUSINESS WAS PRESENTED AS A SEPARATE REPORTABLE SEGMENT.

12.        INVESTMENTS:

          IN THE NINE MONTHS ENDED SEPTEMBER 30, 2008, THE GROUP MADE EQUITY INVESTMENTS IN CONNECTION WITH ITS 40% INTEREST IN LA SEXTA, IN THE AGGREGATE AMOUNT OF €26 MILLION (PS.423,415).

13.       SUBSEQUENT EVENT

          AS OF OCTOBER 23, 2008, THE EXCHANGE RATE WAS PS.13.7175  PER U.S. DOLLAR, WHICH REPRESENTS THE INTERBANK FREE MARKET EXCHANGE RATE ON THAT DATE, AS REPORTED BY BANCO NACIONAL DE MÉXICO, S. A.

DECLARATION OF THE REGISTRANT’S OFFICERS, RESPONSIBLE FOR THE INFORMATION.

WE HEREBY DECLARE THAT, TO THE EXTENT OF OUR FUNCTIONS, WE PREPARED THE INFORMATION RELATED TO THE REGISTRANT CONTAINED IN THIS QUARTERLY REPORT, AND BASED ON OUR KNOWLEDGE, THIS INFORMATION FAIRLY PRESENTS THE REGISTRANT'S CONDITION.  WE ALSO DECLARE THAT WE ARE NOT AWARE OF ANY RELEVANT INFORMATION THAT HAS BEEN OMITTED OR UNTRUE IN THIS QUARTERLY REPORT, OR INFORMATION CONTAINED IN SUCH REPORT THAT MAY BE MISLEADING TO INVESTORS.

/s/ EMILIO AZCÁRRAGA JEAN		/s/ SALVI FOLCH VIADERO
EMILIO AZCÁRRAGA JEAN PRESIDENT AND CHIEF EXECUTIVE OFFICER		SALVI FOLCH VIADERO CHIEF FINANCIAL OFFICER

/s/ JOAQUIN BALCÁRCEL SANTA CRUZ
JOAQUIN BALCÁRCEL SANTA CRUZ VICE PRESIDENT – LEGAL AND GENERAL COUNSEL

MÉXICO, D.F., OCTOBER 23, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Dated: October 29, 2008	By:	/s/ Jorge Lutteroth Echegoyen
		Name:	Jorge Lutteroth Echegoyen
		Title:	Controller, Vice President